                            ASSET PURCHASE AGREEMENT

                                  BY AND AMONG

                           GERDAU AMERISTEEL US INC.,
                             A FLORIDA CORPORATION,

                             GATE CITY STEEL, INC.,
                             AN INDIANA CORPORATION,

                                 RJ REBAR, INC.,

                             AN INDIANA CORPORATION,

                        REBAR EXPRESS OF CINCINNATI, LLC,
                      AN INDIANA LIMITED LIABILITY COMPANY,

                                       AND

                      RAVI R. TALWAR AND ELEANOR C. TALWAR

                                TABLE OF CONTENTS

                                                                                   Page
                                                                                   ----
ARTICLE 1  DEFINITIONS..........................................................     1

ARTICLE 2  PURCHASED ASSETS; PURCHASE PRICE; RETAINED AMOUNT....................     4
   2.1     Purchased Assets.....................................................     4
   2.2     Excluded Assets......................................................     6
   2.3     Assumption of Certain Liabilities....................................     6
   2.4     Excluded Liabilities.................................................     7
   2.5     Purchase Price.......................................................     8
   2.6     Purchase Price Adjustment............................................     8

ARTICLE 3  CLOSING..............................................................     9
   3.1     Closing Date.........................................................     9
   3.2     Closing Deliveries...................................................    10
   3.3     The Buyer Closing Deliveries.........................................    11
   3.4     Prorations...........................................................    11

ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF THE
           STOCKHOLDERS AND THE SELLERS.........................................    12
   4.1     Organization and Standing............................................    12
   4.2     Qualification To Do Business.........................................    13
   4.3     No Interest in Properties............................................    13
   4.4     Ownership of the Sellers; Corporate Approvals........................    13
   4.5     Authority............................................................    13
   4.6     No Violations........................................................    13
   4.7     Financial Statements.................................................    14
   4.8     Absence of Undisclosed Liabilities...................................    14
   4.9     Title to Purchased Assets............................................    14
   4.10    Equipment and Vehicles...............................................    15
   4.11    Inventory............................................................    15
   4.12    Leased Real Property.................................................    15
   4.13    Contractual Obligations..............................................    16
   4.14    Intellectual Property................................................    16
   4.15    Tax Matters..........................................................    17
   4.16    Litigation...........................................................    17
   4.17    Compliance With Applicable Laws......................................    17
   4.18    Employment-Related Matters...........................................    18
   4.19    OSHA.................................................................    19
   4.20    Insurance Coverage...................................................    19
   4.21    Accounts Receivable; Returns and Cancellations.......................    19
   4.22    Employee Benefit Plans...............................................    19
   4.23    Environmental Matters................................................    22
   4.24    Absence of Changes...................................................    23

   4.25    Approvals and Consents...............................................    24
   4.26    Disclosure...........................................................    24

ARTICLE 5  REPRESENTATIONS AND WARRANTIES OF BUYER..............................    24
   5.1     Organization and Standing............................................    25
   5.2     Authority............................................................    25
   5.3     No Violations........................................................    25
   5.4     Approvals and Consents...............................................    25
   5.5     Disclosure...........................................................    25

ARTICLE 6  COVENANTS AND OBLIGATIONS OF THE SELLERS AND
           BUYER................................................................    25
   6.1     Actions Prior to Closing.............................................    25
   6.2     Conduct of the Business Until Closing................................    26
   6.3     Action, Approvals and Consents.......................................    27
   6.4     Prohibition on Solicitation or Consideration of Other Offers.........    27
   6.5     Access to Properties and Records, Etc................................    28
   6.6     Supplemental Disclosure..............................................    28
   6.7     Additional Reports...................................................    28
   6.8     Capital Expenditures.................................................    28
   6.9     Satisfaction of Conditions...........................................    29
   6.10    Employment Matters...................................................    29
   6.11    Closing Deliveries...................................................    30
   6.12    WARN Act Compliance..................................................    30
   6.13    Bulk Sales Compliance................................................    30
   6.14    Retention and Access to Records......................................    30
   6.15    Payment of Excluded Liabilities......................................    30
   6.16    Environmental Due Diligence..........................................    30
   6.17    Accounts Receivable..................................................    31
   6.18    Detailing Services Agreement.........................................    31
   6.19    Sellers' Purchase Orders.............................................    31
   6.20    CIT Landlord's Waiver and Consent Agreement..........................    31

ARTICLE 7  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER.....................    31
   7.1     Accuracy of Representations and Warranties; Documents................    31
   7.2     Compliance...........................................................    32
   7.3     No Litigation, Etc...................................................    32
   7.4     Material Adverse Change..............................................    32

ARTICLE 8  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SELLERS AND
           THE STOCKHOLDERS.....................................................    32
   8.1     Accuracy of Representations and Warranties...........................    32
   8.2     Compliance...........................................................    32
   8.3     No Litigation, Etc...................................................    32

ARTICLE 9  RESTRICTIVE COVENANTS................................................    33
   9.1     Noncompetition.......................................................    33
   9.2     Nonsolicitation......................................................    33
   9.3     Non-Disclosure.......................................................    34
   9.4     Enforcement..........................................................    34

ARTICLE 10 INDEMNIFICATION......................................................    35
   10.1    Losses...............................................................    35
   10.2    Indemnification by the Stockholders and the Sellers..................    35
   10.3    Indemnification by the Buyer.........................................    35
   10.4    Procedures for Indemnification.......................................    36
   10.5    Defense of Third Party Claims........................................    37
   10.6    Settlement of Third Party Claims.....................................    37
   10.7    Cooperation..........................................................    37
   10.8    Settlement of Indemnification Obligation; Setoff.....................    37
   10.9    Time Limitation......................................................    38
   10.10   Basket and Aggregate Dollar Limitation...............................    38
   10.11   Exclusive Post-Closing Remedy........................................    39
   10.12   Attorneys' Fees......................................................    39

ARTICLE 11 TERMINATION..........................................................    39
   11.1    Right to Terminate...................................................    39
   11.2    Effectiveness of Termination.........................................    40
   11.3    Effective Termination................................................    40

ARTICLE 12 GENERAL..............................................................    40
   12.1    Joint and Several Liability..........................................    40
   12.2    No Brokers...........................................................    40
   12.3    Waivers..............................................................    40
   12.4    Specific Enforcement.................................................    40
   12.5    Expenses.............................................................    41
   12.6    Press Releases.......................................................    41
   12.7    Notices..............................................................    41
   12.8    Schedules and Exhibits...............................................    42
   12.9    Assignability........................................................    42
   12.10   Further Assurances...................................................    42
   12.11   Counterparts.........................................................    42
   12.12   Applicable Law; Venue; Construction and Interpretation...............    43
   12.13   Time of the Essence..................................................    43
   12.14   Integration of Agreement.............................................    43
   12.15   Submission of Draft..................................................    43
   12.16   Schedules............................................................    44
   12.17   Waiver of Jury Trial.................................................    44
   12.18   Passage of Title and Risk of Loss....................................    44

                                INDEX OF EXHIBITS

Exhibit 2.5(b)     Escrow Agreement
Exhibit 2.6(b)     Working Capital Calculation
Exhibit 3.2(a)     Bill of Sale
Exhibit 3.2(d)     Assignment and Assumption Agreement
Exhibit 3.2(e)     Assignment and Assumption of Lease Agreements
Exhibit 3.2(f)     Form of Owned Real Property Lease
Exhibit 3.2(g)     Consulting Agreement
Exhibit 3.2(k)     Opinion of Sellers' Counsel
Exhibit 9.1(a)     Description of Related Businesses

                               INDEX OF SCHEDULES

Schedule 2.2(h)    Additional Excluded Assets
Schedule 2.3(d)    Rebates and Future Discounts
Schedule 2.3(f)    Additional Included Liabilities
Schedule 2.5(c)    Allocation of Purchase Price
Schedule 4.3       Stockholders' Ownership in Other Businesses
Schedule 4.7       Financial Statements
Schedule 4.10      Equipment and Vehicles
Schedule 4.12(a)   Leased Real Property
Schedule 4.12(b)   Owned Real Property
Schedule 4.12(f)   Defect in Design or Improvements
Schedule 4.13      Material Contracts
Schedule 4.14      Intellectual Property
Schedule 4.16      Litigation
Schedule 4.17      Compliance with Applicable Law
Schedule 4.18(a)   Employees/Salaries
Schedule 4.20      Insurance Coverage
Schedule 4.21(a)   Aged Accounts Receivable
Schedule 4.21(b)   Product Claims
Schedule 4.22(a)   Medical Plans
Schedule 4.22(b)   Benefit Plans
Schedule 4.22(d)   COBRA Employees
Schedule 4.23(a)   Environmental Permits
Schedule 4.23(b)   Hazardous Materials Locations
Schedule 4.24      Absence of Changes
Schedule 4.25      Approvals and Consents
Schedule 6.19      Sellers' Purchase Orders
Schedule 9.2(a)    Employees not subject to Nonsolicitation

                            ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT (the "Agreement") is dated as of November 23, 2004, by and among GERDAU AMERISTEEL US INC., a Florida corporation (the "Buyer"); GATE CITY STEEL, INC., an Indiana corporation ("GCS"), RJ REBAR, INC., an Indiana corporation ("RJR"), REBAR EXPRESS OF CINCINNATI, LLC, an Indiana limited liability company ("REC") (hereinafter, GCS, RJR, and REC are each a "Seller" and collectively referred to as the "Sellers"); and RAVI R. TALWAR and ELEANOR C. TALWAR (each a "Stockholder" and collectively the "Stockholders").

                                   WITNESSETH:

          WHEREAS, the Sellers are primarily engaged in the fabrication and sale of concrete construction supplies and steel reinforcing bars (collectively, the "Business"); and

          WHEREAS, the Buyer desires to purchase substantially all of the assets used in the operation of the Business and lease the real property used by Sellers in the Business, and the Sellers desire to sell such assets and make and assign such leases, all upon the terms and subject to the conditions hereinafter set forth; and

          WHEREAS, the Stockholders will derive substantial benefit from the sale of the assets of the Sellers, and, therefore, are willing to make certain representations, warranties and indemnifications regarding the Sellers.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the assets aforementioned, it is by this Agreement agreed as follows:

                                    ARTICLE 1
                                   DEFINITIONS

          In addition to such other terms as elsewhere defined herein, the following terms shall have the following meanings for all purposes of this Agreement and all other documents issued under or delivered pursuant hereto, unless the context requires otherwise:

          "Accounts Payable" shall mean all trade payables and accrued expenses of the Sellers which, in any case, are payable as a result of goods sold to, or otherwise provided for or to, the Sellers or the Business.

          "Accounts Receivable" shall have the meaning set forth in Section 2.1(b).

          "Accrued Wages" shall have the meaning set forth in Section 2.4.

          "Affiliate" shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934.

          "Assignment and Assumption Agreement" shall have the meaning set forth in Section 3.2(d) of this Agreement.

          "Assignment and Assumption of Lease Agreements" shall have the meaning set forth in Section 3.2(e) of this Agreement.

          "Assumed Liabilities" shall have the meaning set forth in Section 2.3 of this Agreement.

          "Best Efforts" shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the contemplated transactions or to dispose of or make any change to its business, expend any material funds or incur any other material burden.

          "Books and Records" shall have the meaning set forth in Section 2.1(f) of this Agreement.

          "Closing" and "Closing Date" shall have the meanings set forth in
Article 3 of this Agreement.

          "Closing Balance Sheet" shall have the meaning set forth in Section
2.6 of this Agreement.

          "Closing Payment" shall have the meaning set forth in Section 2.5(b) of this Agreement.

          "Code" shall mean the Internal Revenue Code of 1986, as amended.

          "Commercial Paper Rate" shall mean the interest rate from time to time quoted in the Money Rates section of The Wall Street Journal for high-grade unsecured notes sold through dealers by major corporations for ninety (90) days.

          "Consulting Agreement" shall have the meaning set forth in Section 3.2(g) of this Agreement.

          "Contracts" shall have the meaning set forth in Section 2.1(c) of this Agreement.

          Discount Obligations shall have the meaning set forth in Section 2.3(d) of this Agreement.

          "Effective Time" shall mean 11:59 p.m. Eastern Standard Time on the day preceding the Closing Date.

          "Encumbrances" shall mean security interests, claims, liens, encumbrances, equities, charges or other interests of third parties.

          "Equipment" shall have the meaning set forth in Section 2.1(d) of this Agreement.

          "Escrow Agent" shall mean the party named as such in the Escrow Agreement.

          "Escrow Agreement" shall mean the Agreement in the form attached hereto as Exhibit 2.5(b).

          "Excluded Assets" shall have the meaning set forth in Section 2.2 of this Agreement.

          "Excluded Liabilities" shall have the meaning set forth in Section 2.4 of this Agreement.

          "Final Closing Balance Sheet" shall have the meaning set forth in
Section 2.6(c) of this Agreement.

          "Frankfort Lease" shall have the meaning set forth in Section 2.1(a) of this Agreement.

          "Governmental Entity" means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

          "Indemnification Claim" shall have the meaning set forth in Section 10.4(a) of this Agreement.

          "Independent Accounting Firm" shall have the meaning set forth in
Section 2.6(c) of this Agreement.

          "Intellectual Property" shall have the meaning set forth in Section 2.1(g) of this Agreement.

          "Inventory" shall have the meaning set forth in Section 2.1(h) of this Agreement.

          "Knowledge", when used with respect to the Sellers, means the actual knowledge, or the knowledge they would have following reasonable inquiry, of the following officers and directors of the Sellers: Ravi R. Talwar, President; Joseph Tynan, Vice President of Sales; Leon Waninger, Chief Accountant; Alan Streetman, Manager Rebar Express, Trussville, Alabama; Debbie Melesio, Manager Rebar Express, Lemont, Illinois, and Gate City Steel, Sterling Operations; Frank Davis, Manager Gate City Steel, Indianapolis Operations; Marcus Capps, Manager Gate City Steel, Birmingham Operations; Mike Barrett, Manager RJ Rebar Operations; and Ron Long, Manager Rebar Express, Hamilton, Ohio.

          "Leased Real Property" shall have the meaning set forth in Section 2.1(a) of this Agreement.

          "Losses" shall have the meaning set forth in Section 10.1 of this Agreement.

          "Ordinary course of business" shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

          "Outstanding Checks" shall have the meaning set forth in Section 2.4 of this Agreement.

          "Owned Real Property" shall have the meaning set forth in Section 2.1(a) of this Agreement.

          "Owned Real Property Leases" shall have the meaning set forth in
Section 3.2(f) of this Agreement.

          "Permitted Encumbrances" shall mean (i) liens for taxes not yet due and payable, and (ii) Encumbrances relating to the assets and properties of the Sellers that have been properly disclosed to the Buyer on an appropriate exhibit or schedule to this Agreement.

          "Person" shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or governmental body.

          "Purchase Price" shall have the meaning set forth in Section 2.5(a) of this Agreement.

          "Purchase Order" means any order or Contract for the purchase of goods or services from the Sellers.

          "Purchased Assets" shall have the meaning set forth in Section 2.1 of this Agreement.

          "Retained Amount" shall have the meaning set forth in Section 2.5(b) of this Agreement.

          "Tax" means any foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, transfer, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding tax or charge imposed by any Governmental Entity, any interest and penalties (civil or criminal) related thereto or to the non-payment thereof, and any Loss in connection with the determination, settlement or litigation of any Tax liability.

          "Tax Return" means a report, return or other information required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that include Sellers.

          "Unaudited Statements" shall have the meaning set forth in Section 4.7 of this Agreement.

          "Vehicles" shall have the meaning set forth in Section 2.1(e) of this Agreement.

          "Working Capital" shall have the meaning set forth in Section 2.6(b).

          "Year End Statements" shall have the meaning set forth in Section 4.7 of this Agreement.

                                    ARTICLE 2
                PURCHASED ASSETS; PURCHASE PRICE; RETAINED AMOUNT

          2.1 Purchased Assets. In reliance upon the warranties, representations, and covenants contained in this Agreement, and on the terms and subject to the conditions of this Agreement, the Stockholders and the Sellers agree that at the Closing, the Sellers will sell, convey, transfer, assign and deliver to the Buyer, and the Buyer agrees that at the Closing it will purchase from the Sellers free and clear of all liabilities (fixed or contingent), obligations, and Encumbrances of any nature or kind whatsoever, all of the right, title, and interest of the Sellers in and to (i) the Business as a going concern and (ii) all of the assets, properties, and rights of the Stockholders and the Sellers constituting the Business or used by the Sellers therein, of every type and description, real and personal, tangible and intangible, wherever located and whether or not reflected on the books and records of the Sellers including, without limitation, the following, but excluding the Excluded Assets:

               (a) excluding the lease with respect to the idle facility located in Frankfort, Indiana (the "Frankfort Lease"), all of Sellers' rights, in, to and under the real estate leases, together with all of the Sellers' rights, title, and interest in the fixtures and improvements (including equipment related thereto) located on the real property subject to such leases, and all assignable warranties of third parties with respect to the fixtures and improvements (including equipment related thereto) located on the parcels of real property listed on Schedule 4.12(a) which are subject to such leases in favor of the Sellers (collectively, the "Leased Real Property"), and all assignable warranties of third parties with respect to Purchased Assets located on the parcels of real property listed on Schedule 4.12(b) (collectively, the "Owned Real Property");

               (b) all accounts, notes, and other receivables of the Sellers from sales to customers (collectively, the "Accounts Receivable");

               (c) all of the contracts, leases, warranties, commitments, agreements, arrangements, credit guaranties, and purchase and sales orders of the Sellers, whether oral or written related to the Business, pursuant to which the Sellers enjoy any right or benefit (which term includes the right to receive income in respect thereof on and after the Closing Date) (collectively, the "Contracts");

               (d) all machinery, equipment (including office equipment and machines), tools, computers, computer software, telephones and telephone systems, parts, accessories and the like, wherever located and all assignable warranties of third parties with respect thereto (collectively, the "Equipment");

               (e) all motor vehicles, trucks, forklifts, trailers and other rolling stock of the Sellers (collectively, the "Vehicles");

               (f) all data, data bases, books, records, correspondence, business plans and projections, records of sales, customer and vendor lists, files, papers, historical personnel records, manuals and printed instructions relating to the Purchased Assets or to the operation of the Business of the Sellers (collectively, the "Books and Records");

               (g) all of the Sellers' patents, designs, art work, designs-in-progress, formulations, know-how, prototypes, inventions, trademarks, trade names, including without limitation the trade name "Rebar Express," trade styles, service marks and copyrights; domestic (but not foreign) registrations and applications therefor, both registered and unregistered, trade secrets or processes; confidential or proprietary information; and computer software and modifications thereof, both source and object code licensed to or from or authored by the Sellers together with all documentation, manuals, flow charts and logic diagrams related thereto (collectively, the "Intellectual Property");

               (h) all raw materials, work-in-process, finished goods/products, scrap inventory, and supplies wherever located of the Sellers, including but not limited to, all rights of the Sellers against suppliers of such materials, and including, without limitation, the Sellers' rights to receive refunds or rebates in connection with their purchases thereof (collectively the "Inventory");

               (i) all causes of action, claims, and demands relating to the Business or the Purchased Assets; and

               (j) all other assets owned or used by the Sellers or others in connection with the Business, wherever located, real or personal, tangible or intangible, including prepaid expenses; provided, however, that the Purchased Assets shall not include, and the Buyer shall not acquire, any right, title, or interest of the Sellers in or to the Excluded Assets.

          All of the items described in this Section 2.1 to be purchased by the Buyer and that are not Excluded Assets are hereinafter collectively referred to as the "Purchased Assets."

          2.2 Excluded Assets. The Sellers shall not sell and the Buyer shall not purchase or acquire and the Purchased Assets shall not include:

               (a) the Sellers' corporate record books containing minutes of meetings of the Board of Directors and Stockholders, Tax Returns and records (except such relating to the Business, e.g., employee and tax records, other than income tax records, that are needed by the Buyer in connection with its use of the Purchased Assets after the Closing);

               (b) records having to do with the Sellers' organization;

               (c) any rights that accrue or will accrue to the Sellers under this Agreement;

               (d) cash, including without limitation, the Sellers' bank accounts and marketable securities of the Sellers;

               (e) any reimbursements, settlement or other amounts receivable with respect to self-insured health care claims of employees of the Sellers;

               (f) the trade name "Gate City Steel";

               (g) the Owned Real Property;

               (h) the property described on Schedule 2.2(h); and

               (i) the refund of tax deposits to RJR in the amount of approximately $70,000.

          The assets described in this Section 2.2 are herein collectively referred to as the "Excluded Assets."

          2.3 Assumption of Certain Liabilities. At the Closing, as additional consideration for the sale, conveyance, transfer, and delivery of the Purchased Assets, the Buyer shall assume, pay, perform, and become obligated for, commencing on and effective from the Effective Time, only the following liabilities and obligations of the Sellers as they existed and in the amounts immediately prior to the Effective Time, but excluding any obligations or liabilities under Contracts arising from any then existing event which constitutes, or with the passage of time if not remedied will constitute, a breach or violation of or default by the Sellers under the such Contracts; and provided further that the Buyer shall be liable only for performance under such Contracts with respect to periods subsequent to the Effective Time (the "Assumed Liabilities"):

               (a) to the extent assigned to the Buyer, Contracts listed on
Schedule 4.13 and those not required to be listed thereon as a result of the provisions of Section 4.13;

               (b) Accounts Payable attributable to the Business and owed by Sellers as of the Effective Time;

               (c) to the extent assigned to Buyer, Purchase Orders of Sellers attributable to the Business as of the Effective Time;

               (d) to the extent assigned to Buyer, the Sellers' obligations listed on Schedule 2.3(d) to provide rebates and future discounts as a result of material change orders received from Sellers' customers in an aggregate amount not to exceed $2,000,000, excluding any rebates or discounts related to purchases as to which Sellers receive payment of a retroactive price increase from the State of Ohio or its contractors as reserved to Sellers on Schedule 2.2(h) (the "Discount Obligations");

               (e) the leases for the Leased Real Property; and

               (f) the liabilities and obligations described on Schedule
2.13(f).

          2.4 Excluded Liabilities. Except as expressly provided in Section 2.3, the Buyer shall not assume or become liable for any obligations, commitments, or liabilities of the Sellers, whether known or unknown, absolute, contingent, or otherwise, and whether or not related to the Purchased Assets. The obligations and liabilities of the Sellers not assumed by the Buyer shall be retained and discharged by the Sellers and are referred to as the "Excluded Liabilities". Without limiting the generality of the preceding sentence, the Excluded Liabilities include: accrued wages attributable to employees of the Business as of the Effective Time ("Accrued Wages"); the outstanding checks attributable to the Business as of the Effective Time (the "Outstanding Checks"); the amount of any Discount Obligations in excess of $2,000,000; and any liability with respect to any claim or cause of action, regardless of when made or asserted, that arises (A) out of or in connection with the operations of the Business prior to the Effective Time (except as to the Assumed Liabilities) or (B) with respect to any product purchased or manufactured or any service provided by the Sellers on or prior to the Effective Time, including, without limitation, any liability or obligation (i) pursuant to any express or implied representation, warranty, agreement, or guarantee made by the Sellers or alleged to have been made by the Sellers or (ii) imposed or asserted to be imposed by operation of law, in connection with any service performed or product designed, manufactured, sold, or leased by or on behalf of the Sellers on or prior to the Effective Time, including without limitation, any claim related to any product delivered in connection with the performance of such service and any claims seeking to recover for consequential damage, lost revenue or income, pursuant to any doctrine of product liability.

          2.5 Purchase Price.

               (a) General. Subject to the fulfillment or written waiver of the conditions set forth in this Agreement, as consideration for the sale, transfer, and conveyance of the Purchased Assets, the Buyer shall pay the Sellers the sum of: (i) $16,830,000, plus (ii) an amount equal to the Accrued Wages, plus (ii) an amount equal to the Outstanding Checks, (collectively, the "Purchase Price"). The Purchase Price will be subject to adjustment as provided below. As additional consideration, the Buyer shall assume the Assumed Liabilities as provided in Section 2.3 above.

               (b) Payment of Purchase Price. Of the Purchase Price, the sum of
(i) $15,830,000 plus (ii) an amount equal to the Accrued Wages plus (iii) an amount equal to the Outstanding Checks (collectively, the "Closing Payment") shall be paid to the Sellers at Closing by wire transfer of immediately available federal funds in accordance with the written directions of the Sellers as provided to the Buyer. Subject to possible set-off as provided in Section 10.8, the remaining $1,000,000 (the "Retained Amount") shall be paid by the Buyer to the Escrow Agent by wire transfer at Closing for future payment to the Sellers as follows: $600,000 on the date that is one hundred twenty (120) days after the Closing Date, and the remaining $400,000 shall be paid to the Sellers on the date that is three hundred sixty (360) days after the Closing Date, in each case with interest thereon at the Commercial Paper Rate, less any Indemnification Claims made pursuant to Section 10.3, that have been made but have not yet been paid from the Retained Amount. The Retained Amount will be held subject to the terms and conditions of the Escrow Agreement.

               (c) Allocation of Purchase Price. The consideration paid for the Purchased Assets shall be allocated among the Sellers and the Purchased Assets acquired from each Seller as provided on Schedule 2.5(c), and all parties shall be bound by such allocation and report the transactions contemplated by this Agreement for state and federal income tax purposes in accordance with such allocation.

          2.6 Purchase Price Adjustment.

               (a) As soon as practicable, but in no event later than sixty (60) days after the Closing Date, Sellers shall prepare and deliver to the Buyer a balance sheet of the Business as of the Effective Time (the "Closing Balance Sheet") setting forth a true, correct and complete listing of each of the components making up Working Capital and setting forth in reasonable detail the calculation thereof. The Closing Balance Sheet shall be prepared by the Sellers in accordance with GAAP using the same methodology as was used to prepare the Year End Statements and Unaudited Statements and consistent with past practices without regard to any effects of the transactions related to the Closing or any simultaneous or subsequent action. Sellers shall be given access by the Buyer to all records and information relevant to the preparation of the Closing Balance Sheet.

               (b) The Buyer and its independent auditors and other representatives shall have the right to review and to verify the Closing Balance Sheet when received (including reviewing such work papers and other documents and information reasonably requested by the Buyer and interviewing those individuals who prepared the Closing Balance Sheet on behalf of the Seller). For purposes of this Agreement, the term "Working Capital" consists of the following items relating to the Business as of the Effective Time and shall be calculated consistent with Exhibit 2.6(b): (i) the sum of Accounts Receivable net of reserves; plus Inventory; plus prepaid expenses; minus (ii) the sum of Accounts Payable; plus Accrued Wages; plus Outstanding Checks.

               (c) The Buyer shall have thirty (30) days following receipt by it of the Closing Balance Sheet during which to dispute the Closing Balance Sheet. The Buyer shall notify the Sellers of any such dispute by delivering written notice to the Sellers which shall specifically describe each line item of the Closing Balance Sheet in dispute and the reasons therefore. If the Buyer fails to notify the Sellers in writing of any such dispute within such thirty (30) day period, the Closing Balance Sheet and calculation of Working Capital shall be final and binding on both the Buyer and the Sellers and shall be the "Final Closing Balance Sheet." If the Buyer timely notifies the Sellers of any such dispute, and the Sellers and the Buyer cannot resolve any such dispute within twenty (20) days after receipt by the Sellers of such notice, such dispute shall be resolved by an independent accounting firm agreed to by the Seller and the Buyer (the accounting firm so engaged shall act as an expert and shall hereinafter be referred to as the "Independent Accounting Firm"). The Sellers shall comply with any reasonable request for information made by the Independent Accounting Firm. The determination of the Independent Accounting Firm shall be made as promptly as practicable and in any event within forty-five (45) days after the submission of the dispute to the Independent Accounting Firm and shall be final and binding on both the Buyer and the Sellers. Any expenses relating to engagement of the Independent Accounting Firm shall be shared equally by the Buyer and the Sellers. In the event of a dispute, the Closing Balance Sheet and calculation of Working Capital, as modified in writing by the Buyer and the Sellers, or by the Independent Accounting Firm, shall be the "Final Closing Balance Sheet."

               (d) Determination of Excess or Deficit Working Capital. If Working Capital exceeds $5,181,610 (the "Working Capital Baseline Amount"), such excess shall be referred to in this Agreement as the "Excess Amount." If Working Capital is less than the Working Capital Baseline Amount, such deficit shall be referred to in this Agreement as the "Deficit Amount."

               (e) Adjustment of Amount of Purchase Price. In the event there shall be either an Excess Amount or Deficit Amount, the Buyer shall pay the Excess Amount (plus interest thereon from the Closing Date at the Commercial Paper Rate) to the Sellers, or the Sellers shall pay the Deficit Amount to the Buyer (plus interest thereon from the Closing Date at the Commercial Paper
Rate), in immediately available federal funds, within ten (10) days after the determination thereof. Any such payment not made within ten (10) days after the determination of the Working Capital shall accrue interest at the Commercial Paper Rate plus two percent (2%) per annum until paid.

                                    ARTICLE 3
                                     CLOSING

          3.1 Closing Date. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall be held at the offices of Sellers' Counsel, Barnes & Thornburg, LLP, Indianapolis, Indiana, at 9:00 a.m. on December 3, 2004, or at such other time, date and place as the parties to this Agreement may otherwise agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

          3.2 Closing Deliveries. At the Closing on the Closing Date, the Sellers and the Stockholders shall deliver or shall cause to be delivered to the Buyer the following, each dated the Closing Date and duly executed by the Sellers, or Ravi R. Talwar, as appropriate:

               (a) The Bill of Sale in the form attached as Exhibit 3.2(a);

               (b) Certificates of title for all Vehicles duly endorsed for transfer;

               (c) Such other instruments of transfer necessary or appropriate to transfer to and vest in the Buyer all of Sellers' right, title and interest in and to the Purchased Assets;

               (d) The General Assignment and Assumption Agreement in the form attached as Exhibit 3.2(d) (the "Assignment and Assumption Agreement");

               (e) The Assignment and Assumption of Lease Agreements for each of the leases for the Leased Real Property and related Estoppel Certificates, in the form attached hereto as Exhibit 3.2(e) (the "Assignment and Assumption of Lease Agreements");

               (f) The Leases between the GSC and the Buyer for the Owned Real Property in the form attached hereto as Exhibit 3.2(f) and a form of Subordination, Non-Disturbance and Attornment Agreement in a form reasonably satisfactory to the Buyer (collectively, the "Owned Real Property Leases");

               (g) The Consulting Agreement between the Buyer and Ravi R. Talwar in the form attached hereto as Exhibit 3.2(g) (the "Consulting Agreement");

               (h) Certificates of existence and good standing for each Seller, as of a recent date, from their respective state of incorporation/organization and all other states in which the Sellers are qualified to do business;

               (i) Certificates of the secretary of each Seller certifying, as of the Closing Date, the incumbency and signatures of each officer signing on behalf of the Sellers and that the following documents are true, complete and correct and are in full force and effect as of the Closing Date: (i) the Articles of Incorporation/Organization of each Seller, together with all amendments thereto; (ii) the Bylaws/Operating Agreements of each Seller; and
(iii) resolutions that have been duly adopted by the Board of Directors/Managers and the shareholders/members of each Seller to authorize and approve the execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

               (j) An opinion of Sellers' Counsel, dated as of the Closing Date, in the form attached hereto as Exhibit 3.2(k);

               (k) The Escrow Agreement;

               (l) The written consents, approvals, and authorizations referred to in Section 4.25 and such other consents and waivers otherwise required for the execution of this Agreement and the consummation of the transactions contemplated hereby, each of which shall be in the form and substance reasonably satisfactory to the Buyer; and

               (m) All such certificates or other documents as the Buyer shall reasonably request to evidence the fulfillment by the Sellers and the Stockholders, as of the Closing Date, of the terms and conditions of this Agreement.

          3.3 The Buyer Closing Deliveries. At the Closing on the Closing Date, the Buyer shall deliver to Sellers, or Ravi R. Talwar, as appropriate, the following, each dated as of the Closing Date and duly executed by the Buyer:

               (a) The Closing Payment and the Retained Amount to the Escrow Agent;

               (b) The Assignment and Assumption Agreement;

               (c) The Assignment and Assumption of Lease Agreements;

               (d) The Owned Real Property Leases;

               (e) The Consulting Agreement;

               (f) The Escrow Agreement duly executed by the Escrow Agent;

               (g) A certificate of the secretary of the Buyer certifying, as of the Closing Date, the incumbency and signatures of each officer signing on behalf of the Buyer and that the following documents are true, complete and correct and are in full force and effect as of the Closing Date: resolutions that have been duly adopted by the Board of Directors to authorize and approve the execution and delivery of this Agreement and the performance of the transactions contemplated hereby; and

               (h) All such certificates or other documents as Sellers shall reasonably request to evidence the fulfillment by the Buyer, as of the Closing Date, of the terms and conditions of this Agreement.

          3.4 Prorations. The Buyer and the Sellers shall apportion the following items with respect to the Purchased Assets as of the Effective Time:

               (a) personal property Taxes payable by the Sellers, prorated upon the basis of the tax year for which assessed (unless undeterminable as of the Effective Time and then based upon the previous year's personal property Taxes) and payable and apportioned upon the basis of the actual number of days in such year; and

               (b) utility charges payable by the Sellers, prorated upon the basis of the payment period and payable and apportioned upon the basis of the actual number of days in such period.

                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES
                       OF THE STOCKHOLDERS AND THE SELLERS

          As an inducement to the Buyer entering into this Agreement and consummating the transactions contemplated hereby, and with the knowledge that the Buyer shall rely thereon, the Sellers and the Stockholders, jointly and severally, make the following representations and warranties to the Buyer, each of which is true and correct on the date hereof and will be true and correct as of the Closing Date, shall be unaffected by any investigation heretofore or hereafter made by the Buyer, or any knowledge of the Buyer, and shall survive the Closing as provided for in Section 10.9 below. All statements and information made or provided by the Sellers or the Stockholders contained in any schedule or document delivered as an attachment to this Agreement or as a closing delivery by or on behalf of the Sellers shall be deemed representations or warranties by the Sellers and the Stockholders.

          4.1 Organization and Standing.

               (a) GCS is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. GCS has full corporate power and authority to carry on the Business as it is now being conducted and to own, lease and/or operate its properties in the places where the Business is being conducted and where such properties are owned, leased or operated. GCS has provided the Buyer with a true and correct copy of GCS' (i) Articles of Incorporation and all amendments thereto to date and (ii) Bylaws, as now in effect. The minute and stock books of GCS will be made available for inspection by the Buyer and its representatives at any reasonable time or times prior to the Closing and will be complete and correct in all material respects as of the date of any such inspection and on the Closing Date.

               (b) RJR is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. RJR has full corporate power and authority to carry on the Business as it is now being conducted and to own, lease and/or operate its properties in the places where the Business is being conducted and where such properties are owned, leased or operated. RJR has provided the Buyer with a true and correct copy of RJR's (i) Articles of Incorporation and all amendments thereto to date and (ii) Bylaws, as now in effect. The minute and stock books of RJR will be made available for inspection by the Buyer and its representatives at any reasonable time or times prior to the Closing and will be complete and correct in all material respects as of the date of any such inspection and on the Closing Date.

               (c) REC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Indiana. REC has full power and authority to carry on the Business as it is now being conducted and to own, lease and/or operate its properties in the places where the Business is being conducted and where such properties are owned, leased or operated. REC has provided the Buyer with a true and correct copy of the REC's (i) Articles of Organization and all amendments thereto to date and (ii) the Operating Agreement, as now in effect. The books of REC will be made available for inspection by the Buyer and its representatives at any reasonable time or times prior to the Closing and will be complete and correct in all material respects as of the date of any such inspection and on the Closing Date.

          4.2 Qualification To Do Business. The Sellers are duly qualified to do business as a foreign corporation or limited liability company, as the case may be, and are in good standing in each jurisdiction in which, by reason of the character of its properties owned or leased or the nature of its activities or otherwise, they are required to be so qualified.

          4.3 No Interest in Properties. There is no corporation, partnership or other business organization in which any of the Sellers own, directly or indirectly, any capital stock or other equity interest, or with respect to which any of the Sellers, alone or in combination with others, is a control person. Except as disclosed on Schedule 4.3, neither the Stockholders nor any officer of the Sellers nor any member of their families (i) owns, directly or indirectly, in whole or in part, any of the properties necessary for the Business as currently conducted, or (ii) owns, directly or indirectly, any interest in (except for the ownership of marketable securities of publicly owned corporations, representing in no case more than one percent of the outstanding shares of such class of securities) or controls or is an employee, officer, director or partner of, participant in or consultant to any corporation, association, partnership, limited partnership, joint venture or other business organization which is a competitor, supplier, customer, landlord or tenant of any of the Sellers.

          4.4 Ownership of the Sellers; Corporate Approvals. The Stockholders own all of the issued and outstanding voting capital stock or membership interests, as the case may be, of the Sellers. There are no existing warrants, options, stock or membership purchase agreements, redemption agreements, restrictions of any nature, calls or rights to subscribe of any character relating to the capital stock or the membership interests of the Sellers.

          4.5 Authority. The execution, delivery and performance of this Agreement by each of the Sellers and the Stockholders and the transactions contemplated have been duly and validly authorized and approved by all necessary action on the part of, and this Agreement has been duly and validly executed and delivered by, each of the Sellers and the Stockholders. This Agreement is the legal, valid, and binding obligation of each of the Sellers and the Stockholders, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and subject, as to enforceability, to general principles of equity (whether applied in a proceeding in equity or at law).

          4.6 No Violations. The execution, delivery and performance of this Agreement by the Sellers and Stockholders will not (i) in the case of the Sellers, violate Sellers' Articles of Incorporation or Organization, as the case may be, or Bylaws or Operating Agreement, as the case may be, (ii) violate any provisions of law or any order of any court or any Governmental Entity to which either of them is subject, or by which the Purchased Assets may be bound, (iii) except as to loan documents related to indebtedness of Sellers that will be paid in full in connection with the Closing and except as to the Purchase Orders and any Contracts listed on Schedule 4.25 (a) conflict with, result in a breach of, or constitute a default under, any indenture, mortgage, lease, agreement, or other instrument to which either of them is a party or by which either of them or any of the Purchased Assets may be bound, or (b) result in the creation of any Encumbrance upon any of the Purchased Assets, or result in the acceleration of the maturity of any payment date of any of the liabilities of either of them or increase or adversely affect the obligations of either of them thereunder, or
(iv) violate any term or provision of, or result in a default, give rise to any right of termination, cancellation or acceleration or cause the loss of any right or option under any contract to which the either of them is a party.

          4.7 Financial Statements. Schedule 4.7 contains the following financial statements of the Sellers: the financial statements of the Sellers for the fiscal years ended September 30, 2002 and 2003 (the "Year End Statements"), audited by Estep Burkey Simmons, LLC, together with the report thereon of such firm, and the unaudited financial statements of the Sellers for the period ended June 30, 2004 (the "Unaudited Statements"), all of which statements (1) are in all material respects in accordance with the books and records of the Sellers;
(2) are true and accurate statements in all material respects and fairly set forth the financial condition and results of the operations of each such entity as of the relevant dates thereof and for the periods covered thereby; (3) have been prepared in accordance with GAAP consistently applied; and (4) contain and reflect all necessary material adjustments for a fair presentation of the results of operations and financial condition for the periods covered by the statements, subject to the qualification that the Unaudited Statements are subject to normal year-end adjustments (the aggregate of which will not be material) and lack complete footnotes and other presentation items. The Sellers have not received any advice or notification from its independent certified public accountants that the Sellers have used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Year End Statements, the Unaudited Statements or the books and records of the Sellers any material properties, assets, liabilities, revenues, or expenses of the Sellers and no such improper accounting practice has been used. The Year End Statements and the Unaudited Statements do not contain or reflect any material items of special or nonrecurring income, or other material income not earned in the ordinary course of business, except as set forth in the notes thereto. The books, records, and accounts of the Sellers maintained with respect to the Business accurately and fairly reflect in all material respects, in reasonable detail, the transactions and the assets and liabilities of the Sellers with respect to the Business. The Sellers have not engaged in any transaction with respect to the Business, maintained any bank account for the Business or used any of the funds of the Sellers in the conduct of the Business of the Sellers, except for transactions, bank accounts, and funds which have been and are reflected in all material respects in the normally maintained books and records of the Sellers.

          4.8 Absence of Undisclosed Liabilities. Except as disclosed on the Unaudited Statements, the Sellers were not, as of June 30, 2004, obligated for, nor were any of their assets or properties subject to, as of June 30, 2004, an amount of liabilities and obligations of any kind in the aggregate (whether known or unknown, secured or unsecured, accrued, absolute, direct or indirect, contingent or otherwise, and whether due or to become due) that are required to be included in the Unaudited Statements in accordance with GAAP and that are in excess of the aggregate amount of liabilities and obligations shown on the Unaudited Statements. To the Sellers' Knowledge there are no facts in existence on the date hereof that might reasonably serve as the basis now or in the future for any such includable liabilities or obligations, other than those liabilities and obligations specifically disclosed in the Unaudited Statements or in this Agreement or the schedules or exhibits hereto.

          4.9 Title to Purchased Assets. Except for dispositions in the ordinary course of business consistent with past practice made since June 30, 2004, the Sellers have good and marketable title to all of the Purchased Assets, and such Purchased Assets are subject to no mortgage, guaranty, judgment, execution, pledge, lien, conditional sales agreement, security agreement, encumbrance or charge, except as disclosed pursuant to this Agreement (with respect to which no default exists). All such Purchased Assets referred to above, to the Sellers' Knowledge, are operated in conformity with all applicable laws, ordinances and regulations.

          4.10 Equipment and Vehicles. Schedule 4.10 contains a true and correct list and a brief description (including, in the case of Vehicles, vehicle registration or tag numbers) as of a recent date (but not prior to June 30,
2004), which date is so specified thereon, of all Equipment and Vehicles wherever located or, if leased, to whom or from whom leased, and any and all assignable warranties of third parties with respect thereto owned by the Sellers. To the Knowledge of Sellers all of the Equipment and Vehicles that are used in or necessary to the conduct of the business as presently conducted by the Sellers are in good operating condition (reasonable wear and tear excepted) and have been adequately maintained at all times while owned by or under the control of the Sellers and are usable for the continued operation of the Business as the same are presently conducted. To the Knowledge of Sellers none of the Equipment or Vehicles that is used in or necessary to the conduct of the Business as presently conducted by the Sellers is in need of maintenance or repairs necessary to perform its respective functions, except for ordinary, routine maintenance and repairs, which heretofore has been performed as needed in accordance with good industry standards, the cost of which is not reasonably expected to vary from historic patterns.

          4.11 Inventory. All Inventory reflected on the Unaudited Statements is, and all Inventory on the Closing Date will be, in all material respects, of a quantity and quality usable or salable in the ordinary course of the business; is now and on the Closing Date will be located on or in route to the Business and has been or will be acquired by the Sellers only in bona fide transactions entered into in the ordinary course of business. Such Inventory is valued on the Unaudited Statements and will be valued on the Closing Date Balance Sheet in accordance with the historical inventory cost value accounting practices of Sellers, consistently applied and in accordance with GAAP.

          4.12 Leased Real Property.

               (a) Schedule 4.12(a) contains a true and correct list of each parcel of Leased Real Property leased by the Sellers and utilized by the Sellers in the Business. True, correct and complete copies of all documents evidencing the leases described in Schedule 4.12(a) have been delivered to the Buyer prior to the date of this Agreement. Each of the leases described on Schedule 4.12(a) (other than the Frankfort Lease, which is not being assumed by the Buyer) is now, and will be on the Closing Date, in full force and effect; and there are not now, and will not be on the Closing Date, any existing defaults or events of default, real or claimed, or events which with notice or lapse of time or both would constitute defaults, thereunder. All such leases except as otherwise indicated on Schedule 4.12(a) are fully assignable without the consent of any third party.

               (b) Schedule 4.12(b) contains a true and correct description of the Owned Real Property and the indebtedness secured thereby. GCS has good and marketable fee simple title to the Owned Real Property, free and clear of any and all Encumbrances except for Permitted Encumbrances. Copies of all documents evidencing Encumbrances upon the Owned Real Property shall have been delivered to the Buyer prior to the date of this Agreement.

               (c) The improvements on the Leased Real Property and the Owned Real Property do not violate any applicable state or local laws, private restrictive covenant or governmental use restrictions (including zoning), building ordinances, or health and safety ordinances except to the extent that such violation would not have a material, adverse effect on the Business or Purchased Assets.

               (d) There are no pending or, to the Sellers' Knowledge, threatened condemnations, planned public improvements, annexation, special assessments, zoning, or subdivision changes, or other adverse claims affecting the Leased Real Property and the Owned Real Property.

               (e) All licenses, permits and approvals required for the occupancy and operation of the Leased Real Property and the Owned Real Property (with appurtenant parking uses) have been obtained and are in full force and effect, and there are not violations in connection with such items.

               (f) Except as disclosed on Schedule 4.12(f), none of the Sellers nor the Stockholders possess any studies or reports that indicate any defects in the design or construction of any of the improvements on the Leased Real Property and the Owned Real Property.

               (g) There are no past due Taxes, assessments, or other charges affecting the Owned Real Property.

          4.13 Contractual Obligations. All material Contracts existing as of the date of this Agreement are listed on Schedule 4.13, and except for the Purchase Orders, true and correct copies have been delivered to the Buyer. For purposes hereof, "material" shall not include routine contracts, agreements or commitments that do not exceed $25,000 in amount and that are made in the usual and ordinary course of business of the Sellers; provided, however, all purchase orders or other agreements relating to outstanding orders shall be deemed material regardless of amount. Each of the listed Contracts is in full force and effect and there are no existing defaults or events of default, real or claimed, or events, which, with notice or lapse of time or both, would constitute defaults except with respect to Contracts referred to on Schedule 4.13. To the Sellers' Knowledge, there is no Contract that contains any contractual requirement with which there is a reasonable likelihood that the Sellers or any other party thereto will be unable to comply except with respect to Contracts referred to on Schedule 4.13. There exists no actual or, to the Sellers' Knowledge, any threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Contract except with respect to Contracts referred to on Schedule 4.13. The Sellers have not granted any power of attorney with respect to the Business, the Purchased Assets or Leased Real Property that remains outstanding.

          4.14 Intellectual Property. Schedule 4.14 contains a true and accurate list of all material Intellectual Property. No Intellectual Property infringes upon or conflicts with any rights claimed therein by third parties, and no use by the Sellers of any Intellectual Property licensed to it, violates the terms of any agreement pursuant to which it is licensed or, violates or infringes upon the asserted rights of others. The Sellers do not manufacture products that are the subject of patents, patent applications, copyrights, copyright applications, trademarks, trademark applications, trade styles, service marks, or trade secrets owned by or licensed to third parties.

Neither the manufacture, use or sale by the Sellers of products, or any component or part thereof, nor any manufacturing operation or machinery employed by the Sellers violates or infringes upon any claims of any United States or foreign patent or patent application owned or held by any third party. No suit, action, proceeding or claim has ever been instituted, is presently pending or, to the Sellers' Knowledge is threatened, that disputes the Sellers' ownership or use of any of the Intellectual Property.

          4.15 Tax Matters. Except as may result from the consummation of the transactions contemplated hereby, neither the Sellers nor the Stockholders have any liability for Taxes that would affect in any way whatsoever the Buyer's rights, title and interest in or the Buyer's right to use or enjoy (free and clear of any lien or restriction other than Permitted Encumbrances) any of the Purchased Assets or any aspect of the Business acquired by the Buyer pursuant to this Agreement. Except for issues arising in the ordinary course of business that are not material in amount or effect, each of the Sellers (i) has prepared and filed in a timely manner all federal, state and local Tax Returns as are and have been required to be filed by it, which returns were true and correct in all material respects and prepared on a basis consistent with applicable federal, state and local law, all Taxes and other amounts due were shown thereon to be due, and all such amounts have been paid in full; (ii) has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for assessment or collection of any income or other Taxes;
(iii) is not a party to any pending action or proceeding by any Governmental Entity for assessment or collection of Taxes, and no claim for assessment or collection of Taxes has been asserted against any of them; and (iv) no formal claims have been made or asserted against any of the Sellers by the United States government or by any state or foreign country or local government for income or any other Taxes, except such as have been paid or (whether or not disputed) are disclosed in this Agreement.

          4.16 Litigation. Except as described in Schedule 4.16, none of the Sellers or the Stockholders: (i) are engaged in, a party to, subject to or, to their Knowledge, threatened with any claim, controversy, legal or equitable action or other proceeding (whether as plaintiff, defendant or otherwise) involving the Purchased Assets or the Business; or (ii) is a party to or subject to any judgment, order, decree or restriction against them or any of the Purchased Assets or the Business. Except as set forth in Schedule 4.16, there has been no reservation of rights by any insurance carrier.

          4.17 Compliance With Applicable Laws.

               (a) Except as disclosed on Schedule 4.17, none of the Sellers or the Stockholders are subject to any judgment, order, writ, injunction, or decree that adversely affects the Purchased Assets or the Business. The Sellers and the Stockholders have at all times, including in connection with the operation of the Business, complied with all laws, ordinances, rules and regulations of all applicable jurisdictions, whether federal, state, local or foreign, and of all authorities having jurisdiction over the Sellers or any of the Purchased Assets, including but not limited to the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 (1988), et seq.

               (b) None of the Sellers, the Stockholders, any employee or agent of the Business, or any other person acting on behalf of the Sellers or the Business has directly or indirectly (i) made any contribution, gift, bribe, payoff, influence payment, kickback or other payment to any person, private or public, regardless of form, whether in money, property or services, in order to obtain favorable treatment in securing business, or to pay for favorable treatment for business secured, or to obtain special concessions in connection with the Business, or (ii) established or maintained any fund or asset of the Sellers which has not been recorded on the books of the Sellers or violated, any federal, state or local law, ordinance or regulation regulating or prohibiting anti-competitive conduct, activities or policies, including but not limited to, the Sherman and Clayton Antitrust Acts and the Robinson-Patman Act, as amended.

          4.18 Employment-Related Matters.

               (a) Schedule 4.18(a) contains a true and correct list of all salaried employees as of the date of this Agreement whose aggregate compensation during 2003 was in excess of $40,000 as reflected on their federal form W-2, and all independent sales representatives, distributors, manufacturer's representatives, consultants (other than legal and accounting) and independent contractors employed or engaged by the Sellers as of the date of this Agreement, the basis of their remuneration, their total remuneration for the year ended December 31, 2003, and a description of all perquisites and fringe benefits they receive or are eligible to receive.

               (b) Except for oral at-will employment agreements with current employees, the Sellers are not a party, nor do the Sellers have any obligation pursuant, to any oral or written agreement, collective bargaining or otherwise, with any party regarding the rates of pay or working conditions of any of the employees of the Sellers nor are the Sellers obligated under any agreement to recognize or bargain with any labor organization or union on behalf of such employees. Neither the Sellers nor any of their officers, directors, or employees has been charged or, to the Sellers' Knowledge, threatened, with the charge of any unfair labor practice.

               (c) The Sellers are in compliance with all applicable federal and state laws and regulations concerning the employer-employee relationship and with all agreements relating to the employment of the Sellers' employees, as the case may be, including applicable wage and hour laws, worker compensation statutes, unemployment laws, and social security laws and the federal Health Insurance Portability and Accountability Act. There are no pending or, to the Sellers' Knowledge, threatened claims, investigations, charges, citations, hearings, consent decrees, or litigation concerning: wages, compensation, bonus, commissions, awards, or payroll deductions; equal employment or human rights violations regarding race, color, religion, sex, national origin, age, handicap, veteran's status, marital status, disability or any other recognized class, status, or attribute under any federal, state or foreign equal employment law prohibiting discrimination; representation petitions or unfair labor practices; grievances or arbitrations pursuant to current or expired collective bargaining agreements; occupational safety and health; workers' compensation; wrongful termination, negligent hiring, invasion of privacy or defamation; or immigration.

               (d) The Sellers are not liable for any unpaid wages, bonuses or commissions (other than those not yet due) or any Tax, penalty, assessment or forfeiture for failure to pay when due any of the foregoing.

               (e) All officers, employees, and agents of the Sellers are employees at will and for indefinite terms and there are no outstanding agreements or arrangements with respect to severance payments.

          4.19 OSHA. The Sellers are in compliance with all applicable laws relating to employee health and safety; and neither past or present conditions of the Purchased Assets violated or violate any material and applicable legal requirements or otherwise can be made the basis of any claim, proceeding, or investigation based on violations of the rules and regulations of the Occupational Safety and Health Administration or any state law.

          4.20 Insurance Coverage. The Purchased Assets and the Business are insured under various policies of general liability and other forms of insurance, the principal terms of all of such policies being described on
Schedule 4.20. During the period of time in which the Stockholders have owned the outstanding capital stock of Sellers, the Sellers have never experienced an insured claim that was in excess of its coverage limits. The Sellers have not been refused any insurance with respect to the Business or the Purchased Assets, nor has coverage been limited, by any insurance carrier to which the Sellers have applied for insurance or with which the Sellers have carried insurance during the past five (5) years.

          4.21 Accounts Receivable; Returns and Cancellations.

               (a) All Accounts Receivable are: (i) reflected properly on the Books and Records of the Sellers, (ii) bona fide receivables that arose in the ordinary course of business, and (iii) except to the extent previously written off or reserved against on the Final Closing Balance Sheet, are collectable in full when due or within a reasonable time thereafter, and are not subject to any defense, discount, set-offs or counter-claims. Schedule 4.21(a) sets forth the aging history of the Accounts Receivable as of the Effective Time. Except as described on Schedule 4.21(a), since June 30, 2004, the Seller has not accelerated the collection of accounts receivable or provided terms to customers that are not consistent with terms provided in the ordinary course of business.

               (b) Except as disclosed on Schedule 4.21(b), there are no claims with respect to returns, or trial use arrangements that could result in the return of products sold by the Sellers by reason of alleged over shipments, defective or unsatisfactory products, the expiration of trial use arrangements or otherwise. There are no products in the hands of customers under an understanding that such product would be refundable other than as set forth in the Contracts. The Sellers do not know or have reason to believe that either the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will result in any cancellations or withdrawals of accepted and unfilled orders for the sale, license, lease or other transfer of any product.

          4.22 Employee Benefit Plans.

               (a) The Sellers have, for the benefit of their employees, maintained or participated in those self-insured health plans or health insurance plans listed on Schedule 4.22(a) (such plans being collectively referred to as the "Medical Plans").

               (b) Except as described in Schedule 4.22(b), none of the Sellers have in force, are a party to, or maintain, or ever have had in force, been a party to, or maintained, any employee welfare benefit plan or employee pension benefit plan ("Benefit Plans") within the respective meanings of Section 3(1) or
Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and as to all Benefit Plans, the Sellers have met all their respective funding obligations thereunder such that all vested rights for future payments may be satisfied.

               (c) The Sellers have complied with the applicable requirements for their Benefit Plans as set forth in the Code and ERISA, including, without limitation, Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as "COBRA." After the Closing Date, the Sellers shall be solely responsible for complying with all applicable requirements of COBRA, including all applicable employee notice requirements, with respect to all employees of Sellers and their beneficiaries who lose health benefits as a result of this transaction and with respect to any and all other employees of Sellers and their beneficiaries who first become eligible for COBRA continuation benefits before the Closing. The Buyer (whether based on claims or allegations that the Buyer is a successor employer or otherwise) shall not be subject to or suffer any damage or liability directly or indirectly resulting from any failure of the Sellers to so comply with all applicable requirements of the Code and ERISA, including COBRA. At all times when applicable prior to the Closing, the Sellers have complied with the requirements of COBRA and ERISA Sections 601 through 609.

               (d) With respect to the Medical Plans, the Sellers have at all times complied with the nondiscrimination requirements of Section 105(h) of the Code. With respect to the Medical Plans and Benefit Plans, the Sellers are, and each of the Medical Plans and each of the Benefit Plans are, in full compliance with ERISA, the Code and other applicable laws. All of the employees of the Sellers whose service with the Sellers was terminated within the past three (3) years had been offered continuation coverage under COBRA and the persons listed on Schedule 4.22(d) attached are such of those employees who have accepted the continuation coverage requirements of COBRA and as to whom eligibility for such continuation coverage extends through the Effective Time.

               (e) Within the past five (5) years, none of the Sellers (nor any entity under common control within the meaning of Sections 414(b), 414(c), 414(m) or 414(o) of the Code) did at any time, nor do any of them now, maintain, participate in or have any obligation to contribute to any multiemployer plan, as defined in ERISA Section 3(37). None of the Sellers or any entity under common control has at any time withdrawn from any multiemployer plan with respect to which there is any withdrawal or other liability (whether assessed or not) as of the Effective Time.

               (f) There are no actions, audits or claims pending or threatened against the Sellers, the Purchased Assets or the Business with respect to the maintenance of any Benefit Plan, other than routine claims for benefits by employees.

               (g) The Sellers have operated, and have caused their appointees and nominees to operate, each pension plan (within the meaning of Section 3(2) of ERISA) in a manner that is in compliance with the terms thereof and with all applicable law, regulations and administrative agency rulings and requirements applicable thereto, except for any such violations that individually or in the aggregate would not have a material adverse effect on the Sellers or the Business. There is no action pending, or, to the Sellers' Knowledge, threatened litigation relating to any pension plan.

               (h) Full payment has been made of all amounts that the Sellers are required, under applicable law or under any pension plan to have paid as contributions thereto as of the last day of the most recent fiscal year of each pension plan ended prior to the date hereto. For each pension plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of actuarial assumptions contained in the plan's most recent actuarial valuation), did not exceed the then current value of assets of such plan, and there has been no material adverse change in the financial condition of such plan since the last day of the most recent plan year. Benefits under all pension plans are as represented and have not been increased subsequent to the date of such documents.

               (i) There does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA nor has there been issued a waiver of the minimum funding standards imposed by the Code with respect to any pension plan nor are there any excise taxes due or to become due under Section 4971 of the Code with respect to the funding of any such plan for any plan year or other fiscal period prior to the Closing Date. The Sellers have not provided, nor are the Sellers required to provide, security to any pension plan of the Sellers pursuant to Section 401(a)(29).

               (j) With respect to each pension plan and that is subject to the provisions of Title IV of ERISA, each and every one of the following is true:

                    (1) There has not occurred any "reportable event" within the meaning of Section 4043 of ERISA or the regulations thereunder for which the 30-day reporting requirement has not been waived;

                    (2) There exists no ground upon which the Pension Benefit Guaranty Corporation ("PBGC") would require termination of such plan or appointment of itself or its nominee as trustee;

                    (3) All PBGC premiums for all plan years ended prior to the Closing Date, to the extent due and payable, have been paid in full, and all premiums required to be paid as of the Effective Time for the current plan year, have been paid in full, including late fees, interest and penalties, if and to the extent applicable; and

                    (4) No condition or event currently exists or currently is expected to occur that could result, directly or indirectly, in any liability of the Sellers under Title IV of ERISA, whether to the PBGC or otherwise (except for required premium payments under Title IV of ERISA which payments have been or will be made when due) on account of termination of the plan.

          4.23 Environmental Matters.

               (a) The Sellers and the Stockholders, with respect to the Business and the Leased Real Property and Owned Real Property:

                    (1) are in compliance with all laws, rules and regulations relating to environmental protection (the "Environmental Laws"). Neither the Sellers nor the Stockholders have (x) been notified that they are potentially liable under, or (y) received any requests for information or other correspondence concerning any site or facility under, nor have the Sellers any reason to believe that any of them is considered potentially liable under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any similar federal or state law;

                    (2) have accurately prepared and timely filed with the appropriate jurisdictions all reports and filings required pursuant to any federal, state, or local law, regulation, statute, or order applicable to or affecting the Sellers, the Business or the Purchased Assets;

                    (3) have not entered into or received any consent decree, compliance order, or administrative order relating to environmental protection;

                    (4) have not entered into or received nor are the Sellers or the Stockholders in default under any judgment, order, writ, injunction or decree of any federal, state, or municipal court or other Governmental Entity relating to environmental protection;

                    (5) have obtained all environmental permits that are required under federal, state, or local laws, rules, and regulations in connection with the Business or the ownership, use, or lease of the Purchased Assets, and Schedule 4.23(a) contains a complete list and description of each such environmental permit. The Sellers and the Stockholders are in compliance with each such environmental permit (including any information provided on the applications therefore), and no environmental permit restricts the Sellers or the Stockholders from operating any of the Equipment covered by such environmental permit to the full capacity of such Equipment, twenty-four (24) hours a day, seven (7) days a week; and

               (b) With respect to the Business and the Leased Real Property and Owned Real Property:

                    (1) there are no actions, suits, claims, arbitration proceedings, or complaints pending or, to the Sellers' Knowledge, threatened or under consideration by any Governmental Entity, municipality, community, citizen, or other entity, against the Sellers relating to environmental protection, nor is there any basis for any such action, suit, claim, proceeding, or complaint;

                    (2) there has been no disposal, release, burial, or placement of hazardous or toxic substances, pollutants, contaminants, petroleum, gas products, or asbestos-containing materials (as any of such terms may be defined under current federal, state, or local law) (hereinafter collectively referred to as "Hazardous Materials") on, in, at, or about any facilities or Leased Real Property or Owned Real Property used for or in connection with the

Business; and other than as disclosed on Schedule 4.23(b) there has been no disposal, release, burial, or placement of Hazardous Materials, in a manner which is in violation of applicable law, on, in, at, or about any other facility to which Hazardous Materials from the Business or the Leased Real Property or Owned Real Property may have been taken. Schedule 4.23(b) contains a list of all facilities or locations to which Hazardous Materials from the Business may have been taken;

                    (3) other than as disclosed on Schedule 4.23(b), there has been no disposal, release, burial, or placement of Hazardous Materials on any property or facility not owned or operated in the present or the past by the Sellers or the Stockholders which may result or has resulted in contamination of or beneath any properties or facilities used by or for the benefit of the Sellers (other than a disposal, release, burial or placement for which such other owner has full liability (including for any and all fines and remediation associated with such contamination) and for which such other owner has, and can reasonably be expected to continue to have, more than sufficient financial ability to satisfy).

                    (4) other than as disclosed on Schedule 4.23(b), there are no underground storage tanks.

          4.24 Absence of Changes. Since June 30, 2004 through the date of this Agreement, except as disclosed on Schedule 4.24 there has not been any transaction or occurrence in which the Sellers have:

               (a) suffered any material adverse change in their business, operations, condition (financial or otherwise), liabilities, assets, earnings, or prospects nor has there been any event that has had or may have a material adverse effect on any of the foregoing;

               (b) incurred any obligations or liabilities of any nature other than items incurred in the regular and ordinary course of business consistent with past practice, or increased (or experienced any change in the assumptions underlying or the methods of calculating) any bad debt, contingency, or other reserve, other than in the ordinary course of business consistent with past practice;

               (c) paid, discharged, or satisfied any claim, lien, encumbrance, obligation, or liability (whether absolute, accrued, contingent, and whether due or to become due), other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice of claims, liens, encumbrances, obligations, or liabilities that are reflected or reserved against in the Unaudited Statements;

               (d) permitted, allowed, or suffered any of the Purchased Assets of the Sellers to be subjected to any Encumbrance other than the Permitted Encumbrances;

               (e) written down or written up the value of any the Inventory (including write-downs by reason of shrinkage or markdowns);

               (f) other than immaterial adjustments made in the ordinary course of business canceled any debts or waived any claims or rights;

               (g) made any capital expenditure or commitment in any one case in excess of $10,000 for additions to property, plant, equipment, intangible, or capital assets, other than for emergency repairs or replacement;

               (h) incurred any long term indebtedness;

               (i) paid, loaned, distributed, or advanced any amounts to, sold, transferred, or leased any properties or assets (real, personal or mixed, tangible or intangible) to, purchased, leased, licensed, or otherwise acquired any properties or assets from, or entered into any other agreement or arrangement with (i) any stockholder or officer of the Sellers, (ii) any corporation or partnership in which any Affiliate of the Sellers is an officer, director, or holder directly or indirectly of five percent (5%) or more of the outstanding equity or debt securities, or (iii) any person controlling, controlled by, or under common control with any such partner, stockholder, officer, director, or Affiliate of the Sellers;

               (j) made any declaration or setting aside or payment of any dividend or other distribution in respect of any of the Stockholders, or any direct or indirect redemption, purchase or other acquisition of such stock ownership;

               (k) issued any shares in the Sellers or granted any options for the purchase thereof;

               (l) sold, transferred, or otherwise disposed of any of the assets or properties of the Sellers except in the ordinary course of business consistent with past practice; or

               (m) made any change in any method of accounting or accounting principle, practice, or policy.

          4.25 Approvals and Consents. Except as to those Purchase Orders that cannot be assigned without the consent of the purchaser and except as provided on Schedule 4.25, no authorization, consent, approval, designation, or declaration by, or filing with, any Governmental Entity and no approval or consent from any party to a Contract, is necessary or required as a condition to the validity of this Agreement and the consummation of the transactions contemplated hereby.

          4.26 Disclosure. No representation or warranty made by the Sellers or the Stockholders in this Agreement, or any of the documents and papers required to be delivered by or on behalf of the Sellers or the Stockholders pursuant to this Agreement or in connection with the consummation of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                    ARTICLE 5
                     REPRESENTATIONS AND WARRANTIES OF BUYER

          The Buyer hereby represents and warrants to the Sellers the following:

          5.1 Organization and Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has full corporate power and authority to carry on its business as it is now being conducted and to own, lease and/or operate its properties in the places where its business is being conducted and where such properties are owned, leased or operated.

          5.2 Authority. The execution, delivery and performance of this Agreement by the Buyer and the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action on the part of, and this Agreement has been duly and validly executed and delivered by, the Buyer. This Agreement is the legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and subject, as to enforceability, to general principles of equity (whether applied in a proceeding in equity or at law).

          5.3 No Violations. The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby will not (i) violate the Buyer's Articles of Incorporation or Bylaws,
(ii) violate any provisions of law or any order of any court or any Governmental Entity to which the Buyer is subject, or (iii) conflict with, result in a breach of, or constitute a default under, any indenture, mortgage, lease, agreement, or other instrument to which the Buyer is a party.

          5.4 Approvals and Consents. No authorization, consent, approval, designation, or declaration by, or filing with, any Governmental Entity, and no approval or consent from any party to a Contract, is necessary or required as a condition to the validity of this Agreement and the consummation of the transactions contemplated hereby.

          5.5 Disclosure. No representation, warranty or statement made by the Buyer in this Agreement, or any of the documents and papers required to be delivered, by or on behalf of the Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                    ARTICLE 6
               COVENANTS AND OBLIGATIONS OF THE SELLERS AND BUYER

          6.1 Actions Prior to Closing. From the date of this Agreement through the Closing Date, except to the extent expressly contemplated by this Agreement, the Sellers covenant that the Sellers shall not, without the prior written consent of the Buyer, and the Stockholders covenant that the Stockholders will not, without the written consent of the Buyer, take any action or fail to take any action so as to allow the Sellers to:

               (a) enter into any transaction, take any action or fail to take any action that would result in, or could reasonably be expected to result in or cause, any of the representations or warranties of the Sellers contained in this Agreement, the exhibits hereto or any document delivered pursuant to this Agreement or in connection with the consummation of the transactions contemplated hereby to not be true and complete at and as of the time immediately after the occurrence of such transaction or after the action is taken or failed to be taken, and also on the

Closing Date, except, in any such case, representations and warranties that speak only as of the date of this Agreement;

               (b) other than in the ordinary course of business, enter into any contract that extends for a period in excess of six (6) months or that involves aggregate liability in excess of $5,000;

               (c) make any change in any method of accounting or accounting principle, practice or policy, or increase (or change any assumption underlying or method of calculating) any bad debt, contingency, or other reserve other than in the ordinary course of business consistent with past practice;

               (d) write-down or write-up the value of any of the Purchased Assets;

               (e) breach, terminate, or waive, other than in the ordinary course of business, any provision under any of the Contracts;

               (f) either declare, set aside or pay any dividend or distribution to any Stockholder;

               (g) pay off any note payable to, or make any payment to, any stockholder, debenture holder, or officer of the Sellers other than in the ordinary course of business consistent with past practices;

               (h) incur any increase in its liabilities from that reflected in the Unaudited Statements, except in the ordinary course of business consistent with past practices; or

               (i) amend its Articles of Incorporation/Organization or Bylaws/Operating Agreement.

          6.2 Conduct of the Business Until Closing. Except as the Buyer may otherwise consent in writing, from the date of this Agreement through the Closing Date, the Sellers hereby covenant that they will do the following:

               (a) operate the Business substantially as previously operated and only in the regular and ordinary course, not make any purchase or sale of the Purchased Assets except Inventory sold in the ordinary course of business, or introduce any new method of management or operation, and use Best Efforts to maintain and preserve intact the goodwill, reputation, present business organization, and relationships of the Sellers with persons having business dealings with them;

               (b) maintain the assets and properties of the Sellers, real and personnel, in good order and condition, reasonable wear and use excepted, and maintain all policies of insurance covering the assets and properties of the Sellers in amounts and on terms substantially equivalent to those in effect on the date hereof;

               (c) maintain the average number of days of Accounts Payable at not more than the average reflected in the Unaudited Statements and collect all Accounts Receivable in accordance with prudent business practices;

               (d) comply with all laws applicable to the conduct of the Business; and

               (e) maintain the Books and Records of the Sellers in the usual, regular, and ordinary manner, on a basis consistent with past practices; and, consistent with past practices, prepare and file all federal, state, local and foreign Tax Returns and amendments thereto required to be filed by the Sellers after taking into account any extensions of time granted by such taxing authorities.

          6.3 Action, Approvals and Consents. Schedule 4.25 discloses the extent to which the sale, transfer, assignment or delivery by the Sellers to the Buyer of any asset included in the Purchased Assets (other than the Purchase Orders) is not permitted without the consent, approval, or novation of a third party. Sellers will use their Best Efforts, at their sole cost and expense, to obtain prior to the Closing all consents and approvals necessary or appropriate for the consummation of the transactions contemplated hereby, other than with respect to the Purchase Orders. All such consents and approvals will be in writing and in form and substance reasonably satisfactory to the Buyer, and executed counterparts thereof will be delivered to the Buyer at Closing. This Agreement will not constitute an agreement to assign or transfer any interest in any instrument, contact, lease, permit or other agreement or arrangement, of the Business or any claim, right or benefit arising thereunder or resulting therefrom, if an assignment or transfer without the consent or approval of a third party would constitute a breach or violation thereof or adversely affect the rights of the Buyer or the Business. If a consent or approval of a third party that is required to assign any instrument, contract, lease, permit, or other agreement or arrangement (other than the Purchase Orders), or any claim, right or benefit arising thereunder or resulting therefrom, is not obtained prior to the Closing, or if an attempted assignment would be ineffective or would adversely affect any interest of the Buyer or the Business, Sellers will indemnify buyer and hold the Buyer harmless from any damage or loss resulting from the failure to obtain such consent or approval and will cooperate with the Buyer, at Sellers' expense, in any reasonable arrangement to provide that the Buyer will receive the interest of Sellers in the benefits under any such instrument, contract, lease, permit, or other agreement or arrangement.

          6.4 Prohibition on Solicitation or Consideration of Other Offers. During the period from the date of this Agreement until December 15, 2004, the Stockholders and the Sellers hereby covenant that they will take such steps as are reasonably necessary to assure that the Stockholders and the Sellers: (i) will not solicit, entertain, encourage, discuss or negotiate with any other person, or provide any person with nonpublic information relating to, the possible merger, consolidation, reorganization or acquisition of the Sellers, or a sale of all or substantially all of the Sellers' assets or effect same, (ii) will not solicit, entertain, encourage, discuss, negotiate or effect a sale of a controlling interest in the Sellers, (iii) will not solicit, entertain, encourage, discuss or negotiate any offers to sell any of the Sellers' assets (except in the ordinary course of business) or effect same, and (iv) will notify the Buyer upon receipt of any unsolicited offer to enter into any of the transactions described in this paragraph.

          6.5 Access to Properties and Records, Etc. Between the date of this Agreement and the Closing, the Buyer and its counsel, accountants and other representatives will be given full access during normal business hours to all of the properties, personnel, Books and Records, Tax Returns, Contracts, Purchase Orders, documents evidencing or relating to the Discount Obligations, commitments and records of the Sellers, and the Buyer will be furnished with all such additional documents (certified if requested) and information with respect to the affairs of the Sellers as the Buyer or its counsel or accountants may from time to time reasonably request.

          6.6 Supplemental Disclosure. The Stockholders hereby covenant that between the date of this Agreement and the Closing, they will promptly advise the Buyer in writing of any fact that, if existing or known by the Stockholders at the date of this Agreement, would have been required to be set forth in or disclosed pursuant to Article 4 of this Agreement and will supplement promptly or amend the Schedules to Article 4 with respect to any matter hereafter arising or discovered that, if existing or known by him at the date of this Agreement, would have been required to be set forth or listed in any such Schedule and (b) the Sellers hereby covenant that they will promptly advise the Buyer in writing of any fact that, if existing or known by the Sellers at the date of this Agreement, would have been required to be set forth in or disclosed pursuant to this Agreement and will supplement promptly or amend the Schedules hereto with respect to any matter hereafter arising or discovered by the Sellers that, if existing or known by it at the date of this Agreement, would have been required to be set forth or listed in any such Schedule, including any default by the Sellers or any other party under any Contract; provided, however, that in either case and for the purpose of the rights and obligations of the parties hereunder, any such supplemental disclosure shall not be deemed to have been disclosed as of the date of this Agreement unless so agreed to in writing by the Buyer or after such disclosure to the Buyer in writing, the Buyer elects to close anyway; and, in either such event, such disclosure shall be considered to amend the Schedules hereto.

          6.7 Additional Reports. From the date of this Agreement through the Closing Date, the Sellers and the Stockholders will deliver to the Buyer, promptly after they become available, true and correct copies of all internal management and control reports (including aging of accounts receivables, listings of accounts payable, and inventory control reports) and financial statements related to the Sellers, the Business or the Purchased Assets. Each such report shall be in accordance with the books and records of the Sellers, and, in the case of financial statements, shall present fairly the financial condition of the Sellers as of the dates indicated and the results of operations for the periods then ended, and be prepared in accordance with GAAP consistently applied throughout the periods involved (with any unaudited financial statements being subject to normal year end adjustments and lacking certain footnotes and other presentation items), and shall reflect reserves, based upon the Sellers' Knowledge, for all known liabilities and reasonably anticipated losses.

          6.8 Capital Expenditures. From the date of this Agreement through the Closing Date, the Sellers shall cause their management to discuss with the Buyer any capital expenditure in excess of $5,000 proposed to be made prior to making and prior to entering into any contract or commitment for such capital expenditure, other than emergency capital expenditures. No capital expenditure in excess of $5,000 (other than emergency capital expenditures for repairs and maintenance of the assets and properties of the Sellers) shall be made by the Sellers prior to the Closing Date without the prior consent of the Buyer, which consent shall not be unreasonably withheld. The Sellers will promptly notify the Buyer of the nature and extent of emergency capital expenditures made by the Sellers without the prior written consent of the Buyer.

          6.9 Satisfaction of Conditions. From the date of this Agreement through the Closing Date, the Sellers and the Buyer collectively shall use their Best Efforts to cause to be satisfied all conditions to the obligation of the Buyer and the Sellers to consummate the transactions contemplated hereby.

          6.10 Employment Matters. The Sellers acknowledge and agree to each of the following:

               (a) Simultaneous with the transfer of the Business to the Buyer at the Effective Time, the Sellers will discontinue their operations of the Business and terminate the employees employed at the Business who the Buyer has advised the Sellers it intends to hire. Any severance pay, accrued vacation pay, retirement-related benefits, commissions, accrued compensation, workers' compensation claims, medical claims, or any employment or termination claim arising out thereof, if any, shall be for the account of Sellers for such employees to the date of their termination or arising hereafter relative to their employment by the Sellers.

               (b) The Buyer does not accept any collective bargaining or other employment agreements between the Sellers and its employees, and expressly declines to accept or be bound by the terms of any such collective bargaining or other employment agreements. The Buyer is not obligated and does not accept or adopt any wage rates, employee benefits, employment policies, or any other terms or conditions of employment currently or previously maintained by the Sellers.

               (c) The Buyer has and will exercise the right to establish its own wages, benefits, and other terms and conditions of employment.

               (d) The Buyer does not assume, undertake, or accept any obligations, duties, responsibilities or liabilities of the Sellers that may presently exist or arise in the future to employees or former employees of the Sellers arising out of their employment by the Sellers under any federal, state or municipal law or regulation.

               (e) The Buyer neither has nor assumes any obligations with regard to future or continued employment of employees of the Sellers and makes no representations with regard to the intent of the Buyer to retain or employ employees of the Sellers. Employees of the Sellers will be permitted to apply for employment with the Buyer. Any employee of the Sellers who applies for employment with the Buyer will be considered on the same basis as any other applicant. Offers of employment, if any, by the Buyer to any employees of the Sellers shall be conditioned upon acceptance of the employment terms and conditions established by the Buyer.

               (f) The Buyer shall not adopt or maintain any Medical Plans or Benefit Plans previously maintained by the Sellers for the benefit of any employee employed by, or previously employed by, the Sellers, or any of such employee's or former employee's dependents or beneficiaries.

               (g) The Buyer (whether based on claims or allegations that the Buyer is a successor employer or otherwise) shall not be subject to or suffer any damage or liability directly or indirectly resulting from any failure of the Sellers to so comply with all applicable requirements of the Code and ERISA, including COBRA.

          6.11 Closing Deliveries. The parties shall execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonable, necessary or desirable in order to consummate or implement expeditiously the transactions described in this Agreement, and any agreement, document or instrument described in this Agreement, including without limitation the closing deliveries set forth in
Section 3 of this Agreement.

          6.12 WARN Act Compliance. The Sellers shall have complied with any conditions and obligations of the Worker Adjustment and Retraining Notification Act (the "WARN Act") by the Closing Date. The Buyer shall not be liable for any liability resulting from any failure of the Sellers to comply with the requirements of the WARN Act including any filings thereunder. It is the Buyer's current intention, subject to the Buyer's standard hiring practice, to offer employment to all of the employees of the Sellers.

          6.13 Bulk Sales Compliance. The Buyer and the Sellers waive compliance with the provisions of any applicable statutes relating to bulk transfers or bulk sales. The Buyer and the Sellers mutually agree to cooperate in securing any available exemptions from any such provisions. Notwithstanding the foregoing, any liability assessed on the Buyer arising out of or relating to the Sellers' failure to comply with applicable statutes relating to bulk transfers or bulk sales, and that is not included in the Assumed Liabilities, shall be an indemnification obligation of the Sellers under the "Excluded Liabilities" category pursuant to Section 10.2(c) of this Agreement.

          6.14 Retention and Access to Records. The Buyer shall retain all Books and Records included in the Purchased Assets in accordance with its standard document retention policies, but in any event not less than three (3) years following the Closing, and shall provide access to, and a right to copy, all of such Books and Records to Sellers and the Stockholders, and their respective successors in interest, and to the designated representatives of all of them, to enable such parties to prepare and file all necessary tax returns and other reports required, to evaluate, respond to and defend Indemnification Claims and to otherwise attend to any and all matters requiring attention and relating to the conduct of the Business prior to the Effective Time.

          6.15 Payment of Excluded Liabilities. The Sellers and Stockholders covenant to pay, fulfill, perform and discharge as and when the same are due, all indebtedness, payables, duties and obligations arising from the Excluded Liabilities.

          6.16 Environmental Due Diligence. Subject to the limitations of the leases for the Leased Real Property, Buyer shall have the right to perform any environmental tests and inspections of the Leased Real Property, including without limitation, Phase I and II environmental testing, geotechnical studies and soils testing (collectively, the "Environmental Testing") within 180 days following the Closing Date in order to determine the environmental condition of the Leased Real Property as of the Closing Date. Buyer shall deliver the results of the Environmental Testing to the Sellers upon the completion thereof. The environmental condition of the Leased Real Property on the Closing Date, as determined by the Environmental Testing, shall be deemed the baseline environmental condition of the Leased Real Property only with regard to those matters that were specifically tested, evaluated and specifically described therein (the "Environmental Baseline"). The parties acknowledge and agree that Buyer is under no obligation to perform comprehensive or complete Environmental Testing and may choose to take only limited random samples and tests, and the Buyer shall not be liable or responsible for or assume any obligations for any matters that more complete, comprehensive or accurate testing might have discovered. The Sellers shall indemnify and hold harmless the Buyer for any obligation, liability, indemnification, or the like relating to any Hazardous Materials or environmental condition of the Leased Real Property or any existing defect, problem or other condition or circumstance existing as of the Closing Date, whether known, unknown, latent or patent or as otherwise referred to, as determined with reference to the Environmental Baseline (as hereinafter described), notwithstanding that the Environmental Baseline shall be completed following the Closing Date.

          6.17 Accounts Receivable. If the Buyer makes an Indemnification Claim for a breach of Section 4.21 as a result of the failure of the Buyer to collect in full an account receivable, upon the payment of such Indemnification Claim, the Buyer shall transfer and assign to the Sellers all rights with respect to any such account receivable.

          6.18 Detailing Services Agreement. Subject to the Buyer and the Stockholders mutually agreeing to commercially reasonable terms and conditions, the Sellers shall cause Gate City Software Solutions, Private, LTD to enter into a Detailing Services Agreement with the Buyer on or before the Closing Date.

          6.19 Sellers' Purchase Orders. The Sellers shall have compiled and delivered to the Buyer a list of all Purchase Orders outstanding as of the close of business on the day immediately prior to the date of Closing.

          6.20 CIT Landlord's Waiver and Consent Agreement. The Sellers shall make their best efforts to cause the landlord of each of the Leased Real Property locations to execute a CIT Landlord's Waiver and Consent Agreement prior to the Closing Date, or if not obtained by Closing, after the Closing Date.

                                    ARTICLE 7
                CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER

          The obligations of the Buyer under this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (the fulfillment of any of which may be waived in writing by the Buyer):

          7.1 Accuracy of Representations and Warranties; Documents. The representations and warranties of the Sellers contained in this Agreement and any documents delivered in connection herewith shall not only have been true and complete in all material respects as of the date of this Agreement and when made but shall also be true and complete in all material respects as though again made on the Closing Date.

          7.2 Compliance. The Stockholders and the Sellers shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them at or prior to the Closing.

          7.3 No Litigation, Etc. There shall not be any action, litigation, proceeding, investigation, regulation, or legislation pending or threatened that seeks to enjoin, restrain, prohibit or invalidate the consummation of the transactions contemplated hereby, or to obtain damages from any party in connection with such transactions or in respect of the consummation of the transactions contemplated hereby, or which seeks to enjoin the operation of all or a portion of the Purchased Assets or the Business that, in the reasonable judgment of the Buyer, would be reasonably likely to involve material expense to the Buyer or lapse of time that would be materially adverse to the interests of the Buyer or otherwise make it inadvisable for the Buyer to consummate the transactions contemplated by this Agreement.

          7.4 Material Adverse Change. After the date of this Agreement, there shall not have occurred any material adverse change in the Business or Purchased Assets of the Sellers, including, without limitation, any material damage to or material destruction or material loss of any material Purchased Assets or material Contracts of the Sellers (regardless of whether insured).

                                    ARTICLE 8
             CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SELLERS
                              AND THE STOCKHOLDERS

          The obligations of the Sellers and the Stockholders under this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (the fulfillment of any one of which may be waived in writing by the Sellers and the Stockholders):

          8.1 Accuracy of Representations and Warranties. The representations and warranties of the Buyer contained in this Agreement shall not only have been true and complete on the date of this Agreement and when made but shall also be true and complete in all material respects as though again made on the Closing Date.

          8.2 Compliance. The Buyer shall have performed and complied with all agreements, covenants and conditions required by this Agreement hereto to be performed and complied with by the Buyer at or prior to the Closing.

          8.3 No Litigation, Etc. There shall not be any action, litigation, proceeding, investigation, regulation, or legislation pending or threatened that seeks to enjoin, restrain, prohibit or invalidate the consummation of the transactions contemplated hereby, or to obtain damages from any party in connection with such transactions or in respect of the consummation of the transactions contemplated hereby, or which seeks to enjoin the operation of all or a portion of the Purchased Assets or the Business.

                                    ARTICLE 9
                              RESTRICTIVE COVENANTS

          9.1 Noncompetition.

               (a) The Sellers and the Stockholders agree that, unless they obtain Buyer's prior written authorization, for a period of five years from and after the Closing Date, they shall not, directly or indirectly, (i) in any state, county or city where any of the Sellers operate the Business as of the date of this Agreement, enter into, engage in, be employed by, consult with, conduct or have any ownership interest in any business that fabricates and sells concrete construction supplies and steel reinforcing bar in competition with any of the businesses conducted by the Sellers or the Buyer or their Affiliates as of the date of this Agreement, or (ii) solicit, sell or service any of the customers of any of the businesses conducted by the Sellers, the Buyer, their Affiliates as of the date of this Agreement with products and/or services similar to the products or services offered by the Sellers, the Buyer, their Affiliates as of the date of this Agreement; provided, however, that the foregoing restrictions shall not apply to the Stockholders' ownership interest in or activities with respect to Gate City Software Solutions, Private LTD, Tishler Industries, Inc., and Furnish and Install, Inc., as such businesses are operated as of the Closing Date (which operations are more particularly described on Exhibit 9.1(a) attached hereto).

               (b) Conduct shall be prohibited by this Section 9.1 regardless of how it is carried out, whether as an independent contractor, partner or joint venturer, or as an officer, director, stockholder, agent, employee or salesman for any person, time partnership, corporation or other entity. The foregoing restrictions shall not apply to the ownership by a stockholder of no more than one percent of the then outstanding securities of any company whose stock is traded on a national securities exchange or is quoted on NASDAQ.

          9.2 Nonsolicitation.

               (a) The Sellers and the Stockholders agree that upon consummation of the Closing, for a period of five years from and after the Closing Date, they will refrain from soliciting and will not, without the prior written consent of the Buyer, either directly or indirectly, as independent contractor, employee, consultant, agent, partner or joint venturer, or as an officer, director, stockholder, member, agent or employee of any firm, person, partnership or corporation, or otherwise, solicit the employees of the Buyer or its Affiliates to leave the service of their employer or employ any such employees; provided, however, that this Section 9.2(a) shall not apply to those employees of Sellers listed upon Schedule 9.2(a); and provided, further, that solicitation for employees through general advertisements shall not be prohibited by this Section.

               (b) Conduct shall be prohibited by this Section 9.2 regardless of how it is carried out whether as an independent contractor, partner or joint venturer, or as an officer, director, stockholder, member, agent, employee or salesman for any person, firm, partnership, corporation or other entity. The foregoing restrictions shall not be deemed to be violated if the solicitation is made by a company in which a stockholder owns no more than one percent of the then outstanding securities where such stock is traded on a national securities exchange or is quoted on NASDAQ.

          9.3 Non-Disclosure. The Stockholders acknowledge that during the course of the Stockholders' relationship with the Sellers and through the Closing Date, the Stockholders may have received or obtained or may receive or obtain proprietary and confidential technical and business information with respect to the business operations of the Sellers, including, by way of illustration and not limitation, technical know-how, tooling techniques, customer lists, research data, business and financial methods and practices, business plans, and marketing, pricing and selling techniques (collectively, the "Confidential Information"); provided, however, that the term Confidential Information shall not include that portion of such information, if any, that (i) is publicly available and has not become such by action of any stockholder of the Sellers, (ii) is disclosed by a third party who is not an employee or agent of the Sellers or a former employee or agent of the Sellers or in breach of an obligation of confidentiality or (iii) becomes publicly available after the date of this Agreement through no prohibited act of any stockholder of the Sellers. The Stockholders further acknowledge that the Sellers would be substantially damaged by any association of the Stockholders with a competitive business in which the Stockholders used the Confidential Information gained during the Stockholders' association with the Sellers to compete directly with the Business or the Buyers. In view of the foregoing, the Stockholders agree that upon consummation of the Closing they will not, for a period of five years from and after the Closing Date, without the Buyer's prior written approval, print, publish, divulge or communicate in any manner to any Person, except as required by law, or use, directly or indirectly, any Confidential Information; provided, however, that the foregoing restrictions shall not apply to prevent the Stockholders' from associating with Gate City Software Solutions, Private LTD, Tishler Industries, Inc. and Furnish and Install, Inc. in connection with the operations of such businesses as more particularly described on Exhibit 9.1(a) attached hereto. The Stockholders further agree that they will keep confidential all records, papers and computer data and any copies thereof relating to the Confidential Information.

          9.4 Enforcement.

               (a) It is agreed and understood by and among the parties to this Agreement that the restrictive covenants set forth in Sections 9.1, 9.2 and 9.3 are each individually essential elements of this Agreement and that, but for the agreement of the Sellers and the Stockholders to comply with such covenants, the Buyer would not have agreed to enter into this Agreement. Such covenants of the Sellers and the Stockholders shall be construed as agreements independent of any other provision of this Agreement and independent of each other. The existence of any claim or cause of action of a stockholder against the Sellers, the Buyer or any Affiliate thereof, whether predicated on this Agreement, or otherwise, shall not constitute a defense to the enforcement by the Buyer of such restrictive covenants.

               (b) It is agreed by the parties to this Agreement that if any portion of the restrictive covenants set forth in Sections 9.1, 9.2 or 9.3 is held to be unreasonable, arbitrary or against public policy, then each such covenant shall be considered divisible both as to time and geographical area, with each month of a specified period being deemed a separate period of time and each state being deemed a separate geographical area, it being the intention of the parties that a lesser period of time or geographical area shall be enforced so long as the same is not unreasonable, arbitrary or against public policy. The parties to this Agreement agree that, in the event any court of competent jurisdiction determines that a specified time period or a specified geographical area is unreasonable, arbitrary or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against the Stockholders. The parties to this Agreement further agree that, in the event any court having jurisdiction does not, or will not, revise a provision or restriction of this Article 9, then the parties agree that this Agreement automatically shall be deemed modified such that the contested provision or restriction will have the closest effect permitted by law to the original form.

               (c) The parties hereto agree that damages at law will be an insufficient remedy to the Buyer in the event that the restrictive covenants of this Article 9 are violated and that, in addition to any remedies or rights that may be available to the Buyer, the Buyer shall also be entitled, upon application to a court of competent jurisdiction, to obtain a temporary restraining order, preliminary injunction and/or permanent injunction to enforce the provisions of this Article 9 without any requirement that the Company post any bond or security.

                                   ARTICLE 10
                                 INDEMNIFICATION

          10.1 Losses. For the purposes of this Article 10, "Losses" shall mean any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses (including without limitation, interest, penalties, and reasonable attorneys' and other professional fees and expenses and other costs and expenses incident to any suit, action, investigation or other proceeding, whether before or at trial or upon appeal), less in any such case sums paid or recovered under an applicable policy or policies of insurance.

          10.2 Indemnification by the Stockholders and the Sellers. The Stockholders and the Sellers agree that, notwithstanding the delivery of any instruments of conveyance, and any transfer of the Purchased Assets or any liquidation or dissolution of Sellers, subject to the limitations in Section 10.10, they, jointly and severally, will indemnify and hold harmless the Buyer, its Affiliates and their respective officers, directors and employees from, for and against any Losses incurred by the Buyer and arising in connection with or from:

               (a) any breach of any representation or warranty made by the any of the Sellers or the Stockholders either in (i) this Agreement; (ii) any transfer instrument, or (iii) any schedule or document delivered by the Sellers or the Stockholders pursuant to this Agreement;

               (b) any failure of any of the Sellers or the Stockholders, whether prior to, at or after the Closing, duly to perform or observe any covenant, obligation or agreement hereunder on the part of any of the Sellers or the Stockholders to be performed or observed;

               (c) the Excluded Liabilities;

               (d) any matter disclosed upon Schedule 4.16 or Schedule 4.17; and

               (e) any breach or violation of the restrictive covenants set forth in Article 9.

          10.3 Indemnification by the Buyer. Subject to the limitations in
Section 10.10, the Buyer covenants and agrees that, notwithstanding the delivery of any instruments of conveyance, and any liquidation or dissolution of the Buyer, the Buyer will indemnify and hold harmless the

Sellers and the Stockholders from, for and against any Losses incurred by the Sellers or the Stockholders and arising out of or resulting from:

               (a) failure to pay the Closing Payment or the Retained Amount, net of claims for indemnification;

               (b) any breach of any representation or warranty made by the Buyer either in (i) this Agreement, (ii) any transfer instrument, or (iii) any other certificate, document, writing or instrument delivered by the Buyer pursuant to this Agreement;

               (c) any failure of the Buyer, whether prior to, at or after the Closing, duly to perform or observe any covenant or agreement hereunder on the part of the Buyer to be performed or observed; and

               (d) the Assumed Liabilities.

          10.4 Procedures for Indemnification. As used herein, the term "Indemnitor" means the party against whom indemnification hereunder is sought, and the term "Indemnitee" means the party seeking indemnification hereunder.

               (a) A claim for indemnification hereunder ("Indemnification Claim") shall be made by Indemnitee by delivery of a written declaration to Indemnitor requesting indemnification and specifying the basis on which indemnification is sought and the amount of asserted Losses and, in the case of a Third Party Claim (as hereinafter defined), containing (by attachment or otherwise) such other information as Indemnitee shall have concerning such Third Party Claim.

               (b) If the Indemnification Claim involves a Third Party Claim, the procedures set forth in Section 10.5 shall be observed by Indemnitee and Indemnitor.

               (c) If the Indemnification Claim involves a matter other than a Third Party Claim, Indemnitor shall have thirty (30) business days from the receipt of written declaration of such claim to either accept or object to such Indemnification Claim by delivery of a written notice of acceptance or objection to Indemnitee specifying in reasonable detail the basis for any such objection. Failure of Indemnitor to timely so object to an Indemnification Claim based on
Section 10.2 or 10.3 be deemed to be an objection to such Indemnification Claim that was received by Indemnitee at the expiration of such thirty (30) day period. Acceptance of an Indemnification Claim by Indemnitor shall constitute a final and binding acceptance of the Indemnification Claim by Indemnitor and the Indemnification Claim shall be paid in accordance with Section 10.4(d). If an objection is timely interposed (or deemed to have been interposed) by Indemnitor and the dispute is not resolved by Indemnitor and Indemnitee on or before the date which is forty-five (45) days from the date Indemnitee receives (or is deemed to have received) such objection (such period is hereinafter the "Negotiation Period"), such dispute may be resolved in any manner, including by court proceedings, or if the parties agree, by arbitration or otherwise.

               (d) Upon determination of the amount of an Indemnification Claim, whether by agreement between Indemnitor and Indemnitee or by a binding arbitration decision or by a nonappealable decision of a court of competent jurisdiction, Indemnitor shall pay (or shall cause the Escrow Agent to pay) the amount of such Indemnification Claim in cash, within ten (10) days of the date such amount is determined.

          10.5 Defense of Third Party Claims. Should any claim be made, or suit or proceeding (including, without limitation, a binding arbitration or an audit by any taxing authority) be instituted against Indemnitee that, if prosecuted successfully, would be a matter for which Indemnitee is entitled to indemnification under this Agreement (a "Third Party Claim"), the obligations and liabilities of the parties hereunder with respect to such Third Party Claim shall be subject to the terms and conditions set forth in this Section 10.5. Indemnitee shall give Indemnitor written notice of any such claim after receipt by Indemnitee of notice thereof, and Indemnitor will undertake the defense thereof by representatives of its own choosing reasonably acceptable to Indemnitee. The assumption of the defense of any such claim by Indemnitor shall be an acknowledgment by Indemnitor of its obligation to indemnify Indemnitee with respect to such claim hereunder. If, however, Indemnitor fails or refuses to undertake the defense of such claim within ten (10) business days after written notice of such claim has been given to Indemnitor by Indemnitee, Indemnitee shall have the right to undertake the defense and, subject to Section 10.5, settlement of such claim with counsel of its own choosing. In the circumstances described in the preceding sentence, Indemnitee shall, promptly upon its assumption of the defense of such claim, make an Indemnification Claim as specified in Section 10.4(a) which shall be deemed an indemnification Claim that is not a Third Party Claim for the purposes of the procedures set forth herein. Notwithstanding any decision by Indemnitor to undertake the defense of the claim, Indemnitee shall be entitled at its own expense and through counsel of its own choosing to participate in (but not control) the defense of such claim and the settlement negotiations relating thereto. Such participation shall not relieve any Indemnitor of its obligation to indemnify Indemnitee under this
Article 10.

          10.6 Settlement of Third Party Claims. No settlement of a Third Party Claim involving the asserted liability of Indemnitor under this Article 10 shall be made without the prior written consent by or on behalf of Indemnitor, which consent shall not be unreasonably withheld or delayed. Consent shall be presumed in the case of settlements of $5,000 or less where Indemnitor has not responded within seven (7) business days of receipt of notice of a proposed settlement.

          10.7 Cooperation. For purposes of this Article 10, the parties to this Agreement shall execute such powers of attorney as may reasonably be necessary or appropriate to permit participation of counsel selected by any party hereto and, as may reasonably be related to any such claim or action, shall provide access, to the extent reasonably necessary under the circumstances, to the counsel, accountants and other representatives of each party during normal business hours to all properties, personnel, books, tax records, contracts, commitments and all other business records of such other party and will furnish to such other party copies of all such documents as may reasonably be requested (certified, if requested).

          10.8 Settlement of Indemnification Obligation; Setoff. Subject to the limitations in Section 10.10, the amount by which the Stockholders and the Sellers are liable to the Buyer for Indemnification Claims hereunder (either by agreement of the parties, pursuant to an arbitration award or otherwise) shall first be covered by recourse against the Retained Amount held by the

Escrow Agent that remains at such time, and the excess of such Indemnification Claims over the Retained Amount that remains may be satisfied by setoff against any amounts owed by the Buyer under the Owned Real Property Leases or by a payment of cash by the Sellers or the Stockholders. The parties agree that the Buyer may setoff against the Losses from any Indemnification Claims any amounts owed by the Buyer under the Owned Real Property Leases, notwithstanding that such set-off would permit the Buyer to recover Losses in excess of the Aggregate Dollar Limitation.

          10.9 Time Limitation. The representations, warranties, covenants and agreements made by the parties, including the right to bring an Indemnification Claim pursuant to this Article 10, shall survive the Closing until the eighteen
(18) month anniversary of the Closing Date, provided, however:

               (a) The right of the Buyer to bring an Indemnification Claim against the Sellers and the Stockholders for each of the following shall survive the Closing until the applicable statute of limitations with respect thereto shall have expired: (i) any breach of a representation, warranty, covenant or agreement contained in Section 4.5 Authority, Section 4.9 Title to Purchased Assets, Section 4.15 Tax Matters, and/or Section 4.23 Environmental Matters,
(ii) any matter that is based successfully upon fraud, and (iii) any matter relating to Section 10.2(c) and/or Section 10.2(d); and provided, further, that any matter that is the subject of a claim or dispute asserted in writing prior to the expiration of the applicable of the above-stated periods shall survive with respect to such claim or dispute until the final resolution thereof.

               (b) The right of the Sellers and the Stockholders to bring an Indemnification Claim against the Buyer for each of the following shall survive the Closing until the applicable statute of limitations with respect thereto shall have expired: any matter relating to Section 10.3(a) and/or Section 10.3(d); and provided, further, that any matter that is the subject of a claim or dispute asserted in writing prior to the expiration of the applicable of the above-stated periods shall survive with respect to such claim or dispute until the final resolution thereof.

          10.10 Basket and Aggregate Dollar Limitation.

               (a) Except as provided in Section 10.10(c), the aggregate liability of the Buyer for Indemnification Claims under this Article 10 shall not exceed a maximum aggregate amount of $6,000,000 (the "Aggregate Dollar Limitation"), and, except as provided in Section 10.10(c), the combined aggregate liability of the Sellers and the Stockholders for Indemnification Claims under this Article 10 shall not exceed the Aggregate Dollar Limitation.

               (b) Except as provided in Section 10.10(c), no Indemnification Claim may be asserted by a party except to the extent that the aggregate amount of Losses of such party for all Indemnification Claims exceed $100,000 (the "Basket Limitation"). In the event the aggregate amount of Losses of a party for all Indemnification Claims exceeds the Basket Limitation, the party seeking an Indemnification Claim shall be entitled to recover the aggregate amount of Losses without application of the Basket Limitation. For purposes of this section, the Sellers and the Stockholders shall be considered one party.

               (c) Notwithstanding Sections 10.10(a) and (b) above, the Aggregate Dollar Limitation and the Basket Limitation shall not apply with respect to any Indemnification Claim:

                    (1) asserted against the Buyer relating to Section 10.3(a) and/or Section 10.3(d) of this Agreement or

                    (2) asserted against the Sellers relating to (A) any breach of a representation, warranty, covenant or agreement contained in Section 4.5 Authority and/or Section 4.9 Title to Purchased Assets (B) any matter that is based successfully upon fraud, and (C) any matter relating to Sections 10.2(c),
(d), and/or (e).

          10.11 Exclusive Post-Closing Remedy. After the Closing, and except for any non-monetary, equitable relief to which any Indemnitee may be entitled, the rights and remedies set forth in this Article 10 shall constitute the sole and exclusive rights and remedies of the Indemnitees under or with respect to the subject matter of this Agreement; provided, however, that nothing in this
Section is intended to limit or shall be construed to limit any right of any Indemnitee with respect to a common law fraud claim against an Indemnitor.

          10.12 Attorneys' Fees. In the event of any litigation, arbitration or other proceedings commenced by a party to enforce this Agreement or to recover damages or seek other redress for a breach hereof, the prevailing party in any such litigation, arbitration or other proceeding shall be entitled to recover its attorneys' fees and other litigation expenses in addition to any other award or relief granted to such prevailing party therein.

                                   ARTICLE 11
                                   TERMINATION

          11.1 Right to Terminate. This Agreement may be terminated at any time prior to the Closing, and the transactions contemplated hereby may be abandoned at any such time, as provided below:

               (a) The Buyer and the Stockholders and the Sellers may terminate this Agreement by mutual consent of Buyer and the Stockholders and the Sellers;

               (b) The Buyer may terminate this Agreement by giving written notice to the Sellers and the Stockholders (i) in the event the Sellers or the Stockholders have breached any representation, warranty or covenant contained in this Agreement so as to cause a condition precedent to closing set forth in
Article 7 to be unsatisfied, the Buyer has notified the Sellers and the Stockholders of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of breach, or (ii) if the Closing shall not have occurred on or before December 15, 2004, by reason of a failure of any condition precedent under Article 7 hereof (unless the failure results primarily from the Buyer breaching any representation, warranty or covenant contained in this Agreement); and

               (c) The Stockholders and the Sellers may terminate this Agreement by giving written notice to the Buyer (i) in the event the Buyer has breached any representation, warranty or covenant contained in this Agreement so as to cause a condition precedent to closing set forth in Article 8 to be unsatisfied, the Sellers and the Stockholders have notified the Buyer of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of breach, or (ii) if the Closing shall not have occurred on or before December 15, 2004, by reason of a failure of any condition precedent under Article 8 hereof (unless the failure results primarily from the Sellers or the Stockholders breaching any representation, warranty or covenant contained in this Agreement).

          11.2 Effectiveness of Termination. Termination of this Agreement and abandonment of the transactions contemplated hereby shall be deemed effective on the date mutually agreed upon by the parties, or, in the event of termination by unilateral action, on the date specified in a written notice to the other parties.

          11.3 Effective Termination. If any party terminates this Agreement pursuant to Section 11.1, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party except that a party then in breach of any representation, warranty or covenant herein made by or applicable to such party shall not be relieved of liability in connection with such breach. The provisions of Sections 10.12 and 11.3 of this Agreement shall survive any such termination of this Agreement. Additionally, the Confidentiality and Non-Disclosure Agreement between the Sellers and the Buyer dated July 23, 2004, shall remain in effect and survive the termination of this Agreement.

                                   ARTICLE 12
                                     GENERAL

          12.1 Joint and Several Liability. Subject to the limitations of
Section 10.10, the Stockholders and the Sellers agree and acknowledge that they shall be jointly and severally liable for the performance of any obligations, the fulfillment of any conditions or any liabilities of either of them arising pursuant to or the transactions contemplated by the terms of this Agreement.

          12.2 No Brokers. Each of the parties to this Agreement represents and warrants, each to the others, that it has not utilized the services of any finder, broker or agent. Each of the parties agrees to indemnify the other parties against and hold them harmless from any and all liabilities to any person, firm or corporation claiming any broker's or finder's fee or commission of any kind on account of services rendered on behalf of such corporation in connection with the transactions contemplated by this Agreement.

          12.3 Waivers. No waiver of any breach or delay in enforcing the terms of this Agreement shall be valid and effective unless the same shall be in writing and signed by the waiving party. No waiver of any breach or delay in enforcing the terms of this Agreement shall operate or be construed as a waiver of any subsequent breach. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein, therein and in any document delivered in connection herewith or therewith.

          12.4 Specific Enforcement. The parties agree and acknowledge that in the event of a breach by any of the parties of any material provision of this Agreement, damages at law will be an insufficient remedy to the other party. Accordingly, the parties agree that, in addition to any other remedies or rights that may be available to any of them the parties shall also each be entitled, upon application to a court of competent jurisdiction, to obtain temporary or permanent injunctions to compel specific performance of the obligations of the other party under this Agreement.

          12.5 Expenses. Each of the Sellers and the Stockholders and the Buyer shall pay their own expenses in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of their respective counsel and certified public accountants and other experts. The Buyer shall pay all costs of environmental surveys or reports, filing or recording any deed, certificate of title, or other instrument of conveyance. The Sellers and the Stockholders shall pay all costs of all transfer, documentary stamp, intangible or other Taxes or fees, all sales and use Taxes payable with respect to the sale and transfer of the Purchased Assets.

          12.6 Press Releases. Neither the Sellers nor the Stockholder shall make or release any statement or public disclosure concerning this Agreement or the transactions contemplated by this Agreement to any medium of public communication except (1) upon the prior written agreement of the Buyer or (2) as counsel may advise is required by law, and then only after giving the Buyer an opportunity to comment thereon.

          12.7 Notices. Any notice, request, demand or other communication that is required or my be given under this Agreement shall be in writing and shall be deemed to have been duly given (1) if transmitted by telecopy, electronic telephone line facsimile transmission or other similar electronic or digital transmission method, when transmitted with confirmation of transmission by the transmitting equipment; (2) if sent by a nationally recognized next day delivery service that obtains a receipt on delivery, the day after it is sent; (3) if received or rejected by the addressee, if sent by first class registered or certified mail return receipt requested; and (4) in any other case, when actually received. In each case, notice shall be sent to:

               If to the Buyer:

                  Gerdau Ameristeel US Inc.
                  5100 W. Lemon Street
                  Tampa, FL 33609
                  Telecopier: (813) 207-2237
                  Attn: J. Neal McCullohs, Vice President

               With copies to:

                  Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A. 101 E. Kennedy Blvd., Suite 2700
                  Tampa, FL 33601-1102
                  Telecopier: (813) 229-6553
                  Attn: Albert C. O'Neill, Jr., Esq.

               If to the Sellers or the Stockholders:

                  Ravi R. Talwar
                  10608 Walnut Creek West Drive
                  Carmel, IN  46032

                  Eleanor C. Talwar
                  10608 Walnut Creek West Drive
                  Carmel, IN  46032

               With copies to:

                  Barnes & Thornburg LLP
                  11 South Meridian Street
                  Indianapolis, IN 46204
                  Telecopier: (317) 231-7433
                  Attn: David B. Millard, Esq.

or to such other address as a party may have specified in writing to the other parties using the procedures specified above in this Section 12.7.

          12.8 Schedules and Exhibits. For purposes of this Agreement, the term "this Agreement" shall be deemed to include the Schedules and Exhibits associated therewith or any closing documents associated therewith delivered by any of the parties in connection with this Agreement and the transactions contemplated thereby and the Closing.

          12.9 Assignability. No party hereto may assign either this Agreement or any of his or its rights, interests or obligations hereunder without the prior written consent of all other parties; provided however that after the date hereof the Buyer may, without prior consent of the Sellers, (i) assign all or part of the Buyer's rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

          12.10 Further Assurances. Each party to this Agreement will execute and deliver, or cause to be executed and delivered, such additional or further documents, agreements or instruments and shall cooperate with one another in all respects for the purpose of carrying out the transactions contemplated by this Agreement.

          12.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same instrument, and shall become effective when each of the parties has received evidence that each of the parties has executed at least one of the counterparts even if all the parties have not executed the same counterpart. Delivery of executed signature pages by facsimile transmission will constitute effective and binding execution and delivery of this Agreement.

          12.12 Applicable Law; Venue; Construction and Interpretation.

               (a) This Agreement shall be construed pursuant to and governed by the substantive laws of the State of Florida (but any provision of Florida law shall not apply if the application of such provision would result in the application of the law of a state or jurisdiction other than Florida).

               (b) The parties to this Agreement agree that jurisdiction and venue shall properly lie in the Thirteenth Judicial Court of the State of Florida, in and for Hillsborough County, Florida, or in the United States District Circuit for the Middle District of Florida, Tampa Division, or in the United States District Court for the Southern District of Indiana, Indianapolis Division, with respect to any legal proceedings arising from this Agreement. The parties further agree that the mailing of any process shall constitute valid and lawful process against them, without the necessity for service by any other means otherwise provided by statute or rule of Court, and further agree to bring all legal proceedings arising under this Agreement only in the Courts listed above.

               (c) The headings of the various Sections in this Agreement are inserted for the convenience of the parties and shall not affect the meaning, construction or interpretation of this Agreement.

               (d) Any provision of this Agreement that is determined by a court of competent jurisdiction to be prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or nonauthorization without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provision in any other jurisdiction. In any such case, such determination shall not affect any other provision of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect. If any provision or term of this Agreement is susceptible to two or more constructions or interpretations, one or more of which would render the provision or term void or unenforceable, the parties agree that a construction or interpretation, which renders the term or provision valid, shall be favored.

          12.13 Time of the Essence. Time is of the essence under this Agreement.

          12.14 Integration of Agreement. This Agreement supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof. Neither this Agreement, nor any provision hereof, may be changed, waived, discharged, supplemented, or terminated orally, but only by an agreement in writing signed by the party against which the enforcement of such change, waiver, discharge, or termination is sought.

          12.15 Submission of Draft. The submission of a draft of this Agreement or a summary of some or all of its provisions does not constitute an offer to acquire or to sell the Purchased Assets, it being understood and agreed that neither the Buyer nor the Stockholders or the Sellers shall be legally obligated with respect to an acquisition of the Purchased Assets unless and until this Agreement has been executed by all parties hereto and a fully executed copy has been delivered.

          12.16 Schedules. Any information included on any Schedule or Exhibit in response to the disclosure required in such Schedule or Exhibit shall be deemed to be included in any other Schedule or Exhibit to this Agreement if (i) it is apparent from the face of the disclosure made in the first Schedule or Exhibit that such disclosure is also responsive to the disclosure required in the other Schedule or Exhibit and (ii) the disclosure in the first Schedule or Exhibit contains all information which would be required to be disclosed with respect to such matter in the other Schedule or Exhibit.

          12.17 Waiver of Jury Trial. The parties hereby waive any right to trial by jury in any proceeding arising out of or relating to this Agreement, whether now existing or hereafter arising, and whether grounded in contract, tort, strict liability or otherwise. The parties agree that either of them may file a copy of this Section with any court as written evidence of the knowing, voluntary and bargained for agreement among the parties irrevocably to waive trial by jury and that any proceeding whatsoever between them relating to this Agreement or any of the contemplated transactions shall instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

          12.18 Passage of Title and Risk of Loss. Legal title, equitable title, and risk of loss in respect of the Purchased Assets will pass to the Buyer at the Closing, which transfer, once it has occurred, will be deemed effective for tax, accounting, and other computational purposes as of the Effective Time.

                        [SIGNATURES FOLLOW ON NEXT PAGE]

          IN WITNESS WHEREOF, this Agreement has been signed by the individual party hereto and signed by an officer thereunto duly authorized, all as of the date first above written.

                                        GERDAU AMERISTEEL US INC., a Florida
                                        corporation


                                        By: /s/ J. Neal McCullohs
                                            ------------------------------------
                                            J. Neal McCullohs, Vice President


                                        GATE CITY STEEL, INC., an Indiana
                                        corporation


                                        By: /s/ Ravi R. Talwar
                                            ------------------------------------
                                            Ravi R. Talwar, President



                                        RJ REBAR, INC., an Indiana corporation


                                        By: /s/ Ravi R. Talwar
                                            ------------------------------------
                                            Ravi R. Talwar, President



                                        REBAR EXPRESS OF CINCINNATI, LLC, an
                                        Indiana limited liability company


                                        By: /s/ Ravi R. Talwar
                                            ------------------------------------
                                            Ravi R. Talwar, President


                                        /s/ Ravi R. Talwar
                                        ----------------------------------------
                                        RAVI R. TALWAR

                                        /s/ Eleanor C. Talwar
                                        ----------------------------------------
                                        ELEANOR C. TALWAR


                                       S-1